Exhibit 99.1

Report to Shareholders for the Second Quarter, 2021 www.cibc.com May 27, 2021

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the second quarter ended April 30, 2021.

Second quarter highlights

	Q2/21	Q2/20	Q1/21	YoY Variance	QoQ Variance
Reported Net Income	$1,651 million	$392 million	$1,625 million	+321%	+2%
Adjusted Net Income (1)	$1,666 million	$441 million	$1,640 million	+278%	+2%
Reported Diluted Earnings Per Share (EPS)	$3.55	$0.83	$3.55	+328%	0%
Adjusted Diluted EPS (1)	$3.59	$0.94	$3.58	+282%	0%
Reported Return on Common Shareholders’ Equity (ROE)	17.1%	4.0%	17.0%
Adjusted ROE (1)	17.3%	4.5%	17.2%
Common Equity Tier 1 Ratio	12.4%	11.3%	12.3%

Results for the second quarter of 2021 were affected by the following item of note aggregating to a negative impact of $0.04 per share:

•	$20 million ($15 million after-tax) amortization of acquisition-related intangible assets.

Our Common Equity Tier 1 ratio was 12.4% at April 30, 2021 compared with 12.3% at the end of the prior quarter. CIBC’s leverage ratio at April 30, 2021 was 4.7%.

Our strong performance in the second quarter of 2021 is a result of executing on our client-focused growth strategy. We are delivering results by building on the momentum we have established in our Canadian consumer franchise, further accelerating our performance in areas where we have strength, and simplifying and transforming our bank to enable reinvestment for growth.

Core business performance

Canadian Personal and Business Banking reported net income of $603 million for the second quarter, up $440 million or 270% from the second quarter a year ago mainly due to lower provisions for credit losses. Adjusted pre-provision, pre-tax earnings(1) were up $19 million or 2% from a year ago mainly due to robust volume growth and lower expenses, partially offset by narrower margins as a result of changes in the interest rate environment.

Canadian Commercial Banking and Wealth Management reported net income of $399 million for the second quarter, up $193 million or 94% from the second quarter a year ago, primarily due to lower provisions for credit losses and higher revenues across all businesses, partially offset by higher expenses. Pre-provision, pre-tax earnings(1) were up $61 million or 13% compared with the second quarter a year ago, primarily due to higher fee revenue and strong volume growth in commercial banking, while wealth management revenue benefitted from significant growth in asset balances driven by market appreciation and strong mutual fund sales, in addition to increased investment activity by clients. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results.

U.S. Commercial Banking and Wealth Management reported net income of $216 million for the second quarter, up $201 million or 1340% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $229 million, up $197 million or 616% from the second quarter a year ago, due to lower provisions for credit losses and higher U.S. dollar revenue, partially offset by the impact of foreign exchange translation. In U.S. dollars, adjusted pre-provision, pre-tax earnings(1) were up US$48 million or 27% (CAD$36 million or 15%) from the second quarter a year ago due to higher revenue, partially offset by higher expenses. Higher revenue was primarily driven by strong volume growth and higher fees, while higher expenses reflect increased performance-based compensation.

Capital Markets reported net income of $495 million for the second quarter, up $318 million or 180% from the second quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher expenses. Pre-provision, pre-tax earnings(1) were up 38% from a year ago, driven by higher revenues across trading and corporate and investment banking, partially offset by higher performance-based compensation.

(1)

For additional information, see the “Non-GAAP measures” section. Pre-provision, pre-tax earnings is revenue net of non-interest expenses and is a non-GAAP measure. Adjusted pre-provision, pre-tax earnings is revenue net of non-interest expenses adjusted for items of note and is a non-GAAP measure.

Making a difference in our communities

At CIBC, we are committed to strengthening our communities and giving back is deeply embedded in our culture. This quarter, investments in our communities included:

•

Announced an additional $1 million investment aimed at supporting the next generation of leaders and changemakers from the Black community, including creating a scholarship program through a partnership with the BlackNorth Initiative;

•

Celebrated International Women’s Day with a focus on shared stories of strength and resiliency by hosting a client webinar and launching our partnership with The Prosperity Project and their Canadian Household survey;

•

Opened applications for the second year of the CIBC Future Heroes Bursary program with the goal to help post-secondary students achieve their ambitions of pursuing a career in healthcare. 125 bursaries valued at $2,500 will be awarded to students entering their first year of an eligible healthcare undergraduate, certificate or diploma program; and

•	Celebrated National Volunteer Week by doubling the reward dollars we donate when team members volunteer their time to a cause they are passionate about.

Victor G. Dodig

President and Chief Executive Officer

ii	CIBC SECOND QUARTER 2021

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2020 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2021
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2020 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures (1)			69–70

	3	Top and emerging risks	20			50

	4	Key future regulatory ratio requirements	18, 33, 34	61	9, 16	36, 39, 76, 78, 166
Risk governance, risk management and business model	5	Risk management structure				44, 45
	6	Risk culture and appetite				43, 46, 47
	7	Risks arising from business activities	23			48, 53
	8	Bank-wide stress testing	26			31, 49, 57 71, 74
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	16	61		31, 166
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	36
	11	Regulatory capital flow statement			12	37
	12	Capital management and planning				39, 166
	13	Business activities and risk-weighted assets	23		4	38, 53
	14	Risk-weighted assets and capital requirements			4	33, 38
	15	Credit risk by major portfolios			27–36	56–61
	16	Risk-weighted assets flow statement			4, 5	38

	17	Back-testing of models			67, 68	48, 57, 70
Liquidity	18	Liquid assets	32			75
Funding	19	Encumbered assets	33			75

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	37			79

	21	Funding strategy and sources	35			77
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	29			69

	23	Significant trading and non-trading market risk factors	30–31			69–73

	24	Model assumptions, limitations and validation procedures				69–73

	25	Stress testing and scenario analysis				31, 71
Credit risk	26	Analysis of credit risk exposures	24–28		6–7, 63–66	58–67, 138–145, 186

	27	Impaired loan and forbearance policies	24, 27			55, 65, 85, 116

	28	Reconciliation of impaired loans and the allowance for credit losses	27	54		65, 139

	29	Counterparty credit risk arising from derivatives	26		66, 35 (2)	55, 59, 156–157

	30	Credit risk mitigation	24		20, 51, 66	55, 61, 156–157
Other risks	31	Other risks	38			80–82

	32	Discussion of publicly known risk events		63		80, 179
(1)	A detailed glossary of our risk and capital terminology is included on page 198 to 202 of our 2020 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC SECOND QUARTER 2021	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2021 compared with corresponding periods. The MD&A should be read in conjunction with our 2020 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of May 26, 2021. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 196 to 202 of our 2020 Annual Report.

Contents

2	Second quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
4	Significant events
4	Financial results review
6	Review of quarterly financial information

7	Non-GAAP measures

9	Strategic business units overview
9	Canadian Personal and Business Banking
10	Canadian Commercial Banking and Wealth Management
11	U.S. Commercial Banking and Wealth Management
12	Capital Markets
13	Corporate and Other

15	Financial condition
15	Review of condensed consolidated balance sheet
16	Capital management
19	Off-balance sheet arrangements

20	Management of risk
20	Risk overview
20	Top and emerging risks
24	Credit risk
29	Market risk
32	Liquidity risk
38	Other risks

38	Accounting and control matters
38	Critical accounting policies and estimates
38	Accounting developments
39	Other regulatory developments
39	Controls and procedures
39	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2021 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition and continued pressure on oil prices, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2021	1

Second quarter financial highlights

		As at or for the three months ended			As at or for the six months ended
	Unaudited	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
	Financial results ($ millions)
	Net interest income	$2,747	$2,839	$2,762	$5,586	$5,523
	Non-interest income	2,185	2,124	1,816	4,309	3,910
	Total revenue	4,932	4,963	4,578	9,895	9,433
	Provision for credit losses	32	147	1,412	179	1,673
	Non-interest expenses	2,756	2,726	2,704	5,482	5,769
	Income before income taxes	2,144	2,090	462	4,234	1,991
	Income taxes	493	465	70	958	387
	Net income	$1,651	$1,625	$392	$3,276	$1,604
	Net income (loss) attributable to non-controlling interests	$4	$4	$(8)	$8	$(1)
	Preferred shareholders	51	30	30	81	61
	Common shareholders	1,596	1,591	370	3,187	1,544
	Net income attributable to equity shareholders	$1,647	$1,621	$400	$3,268	$1,605
	Financial measures
	Reported efficiency ratio	55.9%	54.9%	59.1%	55.4%	61.2%
	Operating leverage	5.8%	13.3%	(3.7)%	9.9%	(4.3)%
	Loan loss ratio (1)	0.24%	0.22%	0.34%	0.23%	0.29%
	Reported return on common shareholders’ equity (2)	17.1%	17.0%	4.0%	17.1%	8.5%
	Net interest margin	1.42%	1.41%	1.55%	1.41%	1.58%
	Net interest margin on average interest-earning assets (3)	1.59%	1.58%	1.77%	1.59%	1.78%
	Return on average assets (4)	0.85%	0.81%	0.22%	0.83%	0.46%
	Return on average interest-earning assets (3)(4)	0.95%	0.91%	0.25%	0.93%	0.52%
	Reported effective tax rate	23.0%	22.2%	15.3%	22.6%	19.5%
Common share information
Per share ($)	– basic earnings	$3.56	$3.56	$0.83	$7.12	$3.47
	– reported diluted earnings	3.55	3.55	0.83	7.10	3.46
	– dividends	1.46	1.46	1.46	2.92	2.90
	– book value	86.70	85.24	83.67	86.70	83.67
Closing share price ($)		127.78	108.98	82.48	127.78	82.48
Shares outstanding (thousands)	– weighted-average basic	448,455	447,281	444,739	447,859	444,997
	– weighted-average diluted	449,345	447,929	445,188	448,621	445,610
	– end of period	449,093	447,850	445,133	449,093	445,133
	Market capitalization ($ millions)	$57,385	$48,807	$36,715	$57,385	$36,715
	Value measures
	Total shareholder return	18.62%	11.11%	(22.21)%	31.80%	(24.26)%
	Dividend yield (based on closing share price)	4.7%	5.3%	7.2%	4.6%	7.1%
	Reported dividend payout ratio	41.0%	41.1%	176.0%	41.0%	83.6%
	Market value to book value ratio	1.47	1.28	0.99	1.47	0.99
	Selected financial measures – adjusted (5)
	Adjusted efficiency ratio (6)	54.9%	53.9%	57.2%	54.4%	56.1%
	Adjusted operating leverage	4.4%	2.0%	(2.0)%	3.1%	(1.6)%
	Adjusted return on common shareholders’ equity (2)	17.3%	17.2%	4.5%	17.2%	10.3%
	Adjusted effective tax rate	23.0%	22.3%	15.1%	22.6%	20.3%
	Adjusted diluted earnings per share	$3.59	$3.58	$0.94	$7.17	$4.18
	Adjusted dividend payout ratio	40.7%	40.7%	155.4%	40.7%	69.2%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$202,319	$213,786	$189,277	$202,319	$189,277
	Loans and acceptances, net of allowance	432,120	420,975	420,579	432,120	420,579
	Total assets	782,878	782,908	759,136	782,878	759,136
	Deposits	576,563	573,927	543,788	576,563	543,788
	Common shareholders’ equity	38,935	38,177	37,244	38,935	37,244
	Average assets	795,373	799,948	725,701	797,698	702,362
	Average interest-earning assets (3)	709,463	711,470	633,233	710,483	621,423
	Average common shareholders’ equity	38,189	37,067	37,386	37,619	36,520
	Assets under administration (AUA) (7)(8)(9)	2,783,059	2,518,517	2,283,749	2,783,059	2,283,749
	Assets under management (AUM) (8)(9)	293,488	280,303	246,564	293,488	246,564
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions)	$257,997	$256,119	$261,763	$257,997	$261,763
	Common Equity Tier 1 (CET1) ratio (10)	12.4%	12.3%	11.3%	12.4%	11.3%
	Tier 1 capital ratio (10)	13.9%	13.8%	12.5%	13.9%	12.5%
	Total capital ratio (10)	16.2%	15.8%	14.5%	16.2%	14.5%
	Leverage ratio	4.7%	4.7%	4.5%	4.7%	4.5%
	Liquidity coverage ratio (LCR)	134%	142%	131%	n/a	n/a
	Other information
	Full-time equivalent employees	44,066	43,890	44,204	44,066	44,204
(1)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(2)	Annualized.
(3)

Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(6)	Calculated on a tax equivalent basis (TEB).
(7)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,212.3 billion (January 31, 2021: $1,977.7 billion; April 30, 2020: $1,801.5 billion).

(8)	AUM amounts are included in the amounts reported under AUA.
(9)	Certain prior period information has been restated.
(10)	Effective beginning in the second quarter of 2020, ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020.
n/a	Not applicable.

2	CIBC SECOND QUARTER 2021

External reporting changes

Changes made to our business segments

The following external reporting changes were made in the first quarter of 2021:

•

Simplii Financial and CIBC Investor’s Edge, previously reported in Canadian Personal and Business Banking, are now part of the newly-created Direct Financial Services line of business in Capital Markets, along with certain other direct payment services that were previously in Capital Markets. This change was made to align with the mandates of the relevant strategic business units (SBUs).

•

The financial results associated with U.S. treasury activities in U.S. Commercial Banking and Wealth Management are now included within Treasury in Corporate and Other. In addition, the transfer pricing methodology between U.S. Commercial Banking and Wealth Management and Treasury in Corporate and Other has been enhanced. Both changes align the treatment of U.S. Commercial Banking and Wealth Management with our other SBUs, and allow for better management of interest rate and liquidity risks.

Prior period amounts have been revised accordingly. The changes impacted the results of our SBUs and how we measure the performance of our SBUs. There was no impact on our consolidated financial results from these changes.

Financial performance overview

Economic outlook

Although global economic activity has accelerated this year, the COVID-19 pandemic continues to have a significant adverse impact on the extent of that rebound. Restrictions imposed by governments around the world to limit the impact of the infection, such as travel restrictions, physical distancing measures, and the closure of certain businesses, continue to disrupt the global economy, and will limit the scope of the recovery until the rollout of the vaccination programs in most major markets is near completion and proven to be effective in controlling the virus. While vaccination of targeted groups has progressed across much of the world, uncertainty remains about how quickly a large enough majority of the population can be effectively immunized to reduce subsequent rates of infection, including in response to emerging variants of the virus. Our outlook assumes that effective mass vaccinations will continue in many countries over the spring and summer and that the vaccination programs will be able to effectively respond to the emerging variants, allowing for stronger global recovery in the latter half of the calendar year. Until then, we assume that temporary restraints on activity in response to the current wave of infections and the new variants will be in place to varying degrees across our target markets. Growth will continue in sectors less impacted by physical distancing measures, but other sectors will experience periods of disruption when regulations are tightened in response to new waves and strains of the virus. We generally expect to see stronger performance in the goods sector of the economy, but continued slack in the services sector. While global demand for fuel is growing, a rebound in supply from overseas producers should see crude prices stabilize near current levels over the balance of the calendar year.

In Canada, after a drop of 5.4% in calendar 2020, real gross domestic product (GDP) is expected to advance by approximately 5.7% in calendar 2021, with a deceleration in the second quarter and a resumption of faster growth in the second half of the calendar year. We expect that the unemployment rate will average approximately 7.7% in calendar 2021, well above full-employment levels. Both businesses and households will benefit from ongoing government fiscal support, which will reduce the impact of slower economic growth on insolvencies, business and household credit growth and retail transaction volumes relative to what would have occurred absent these measures. Government bond issuance will remain elevated to cover the resulting federal and provincial deficits. The Bank of Canada will maintain short-term interest rates at their current levels through calendar 2021, although longer-term rates will drift higher as economic growth accelerates, and the central bank eases up on its asset purchase program.

In the U.S., real GDP is expected to grow by approximately 6.6% in calendar 2021, after declining by almost 3.5% in the prior calendar year. Unemployment is expected to average approximately 5.3% in calendar 2021, still about one percentage point above full-employment levels. Large scale stimulus bills already enacted will boost demand, and provide enhanced support for households and businesses impacted by the pandemic, reducing its impact on insolvencies. We expect that the Federal Reserve will maintain near-zero short-term interest rates and continue to engage in asset purchases to slow the climb in long-term rates.

The economic challenges from the COVID-19 pandemic impact all our SBUs. From a credit perspective, while our outlook has improved as a result of better-than-expected growth over the past two quarters, we continue to expect that our loan portfolios will be negatively impacted by the constrained economic activity associated with measures taken to contain the spread of the infection, partially mitigated by large-scale government support programs targeting both individuals and businesses. Deposit growth is likely to decelerate as the flow of government support payments to households and businesses slows. The persistent low interest environment is expected to continue to have a negative impact on the net interest margins for all our SBUs.

For Canadian Personal and Business Banking, mortgage demand growth could decelerate slightly due to the new B-20 rules and affordability constraints, but will continue to remain well supported by low rates, while we expect to see a modest return to growth in non-mortgage credit demand as vaccination rates increase and pandemic-related constraints begin to ease. Continued demand for business lending products is anticipated as small businesses look to weather the impact of the economic slowdown.

Our Canadian and U.S. wealth management businesses are expected to benefit from a further economic recovery, with investors looking for alternatives to low rates on savings deposits.

Our Capital Markets business is expected to benefit from merger and acquisition activity as corporate consolidations increase as a result of the pandemic, as well as increased equity issuance, but could be negatively impacted by lower corporate bond issuance and lower trading revenues from the highs in 2020.

Loan demand in our Canadian and U.S. commercial banking businesses moderated in recent quarters, but will be supported by further economic recovery in the second half of the calendar year.

The economic outlook described above reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic, which will ultimately depend on the speed at which the vaccination programs can be completed and the extent to which they will be effective at controlling both existing and emerging variants of the virus, and the ability of governments, businesses and health-care systems to effectively limit the epidemiological and economic impacts of the current and future resurgences of the virus, including its variants, in the intervening period. The extent to which public health policies restrict economic activity, and the level and effectiveness of government support during this intervening period are material to our expectations for the scale and timing of a further economic rebound later in calendar 2021. Expectations reflect currently available information and are subject to change as new information on transmissibility and epidemiology becomes available. As a result, actual experience may differ materially from expectations.

CIBC SECOND QUARTER 2021	3

While we continue to support our clients through the pandemic, the need for and level of our client relief programs has reduced over the recent quarters. See “CIBC client relief programs in response to COVID-19” and “Government lending programs in response to COVID-19” for further details regarding the client relief and government support programs we are involved in. COVID-19 and the low interest rate environment continue to impact our business and results of operations. See “Financial results review” and “Strategic business units overview” for further details. Despite these pressures, our financial condition and our regulatory capital and liquidity positions continue to be strong. See “Capital management” and “Liquidity risk” for further details. The impact of the pandemic on our risk environment is discussed in “Top and emerging risks”. Changes in the level of economic uncertainty arising from the pandemic continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See “Accounting and control matters”, as well as Note 2 and Note 6 to our interim consolidated financial statements for further details.

Significant events

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB), subject to regulatory approvals, as discussed in Note 4 to the consolidated financial statements included in our 2020 Annual Report.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations concerning the likelihood and timing of a potential transaction, we discontinued the application of held for sale accounting of CIBC FirstCaribbean in the fourth quarter of 2020 and recorded a goodwill impairment charge of $220 million. On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive approval from CIBC FirstCaribbean’s regulators and that the transaction will not proceed.

Financial results review

Reported net income for the quarter was $1,651 million, compared with $392 million for the same quarter last year, and $1,625 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,666 million, compared with $441 million for the same quarter last year, and $1,640 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $3.55, compared with $0.83 for the same quarter last year, and $3.55 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $3.59, compared with $0.94 for the same quarter last year, and $3.58 for the prior quarter.

In the current quarter, the following item of note increased non-interest expenses by $20 million, decreased income taxes by $5 million and decreased net income by $15 million:

•

$20 million ($15 million after-tax) amortization of acquisition-related intangible assets ($13 million after-tax in U.S. Commercial Banking and Wealth Management and $2 million after-tax in Corporate and Other).

Net interest income(2)

Net interest income was down $15 million or 1% from the same quarter last year, primarily due to narrower margins, the impact of foreign exchange translation, one fewer day this quarter and interest income related to the settlement of certain income tax matters in the same quarter last year, partially offset by volume growth across our businesses and higher trading income.

Net interest income was down $92 million or 3% from the prior quarter, primarily due to fewer days in the current quarter and lower trading income, partially offset by volume growth across our businesses.

Net interest income for the six months ended April 30, 2021 was up $63 million or 1% from the same period in 2020, primarily due to volume growth across our businesses and higher trading income, partially offset by narrower margins as a result of changes in the interest rate environment, lower revenue from Treasury and the impact of foreign exchange translation.

Non-interest income(2)

Non-interest income was up $369 million or 20% from the same quarter last year, primarily due to higher underwriting and advisory fees and higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation. The previous period also included the impact of unfavourable credit valuation adjustments (CVA) and funding valuation adjustments (FVA).

Non-interest income was up $61 million or 3% from the prior quarter, primarily due to higher underwriting and advisory fees, partially offset by lower trading income.

Non-interest income for the six months ended April 30, 2021 was up $399 million or 10% from the same period in 2020, primarily due to higher fee-based revenue driven by higher average AUM and AUA, underwriting and advisory fees and credit fees. The previous period also included the impact of unfavourable CVA and FVA.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)

Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC SECOND QUARTER 2021

Provision for credit losses

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30 (1)	2021 Apr. 30	2020 Apr. 30 (1)
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$206	$109	$201	$315	$390
Canadian Commercial Banking and Wealth Management	(8)	19	62	11	96
U.S. Commercial Banking and Wealth Management	23	48	20	71	36
Capital Markets	8	42	43	50	41
Corporate and Other	17	18	17	35	24
	246	236	343	482	587
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	(141)	(55)	439	(196)	461
Canadian Commercial Banking and Wealth Management	(10)	14	124	4	125
U.S. Commercial Banking and Wealth Management	(35)	(3)	210	(38)	209
Capital Markets	(19)	(37)	193	(56)	189
Corporate and Other	(9)	(8)	103	(17)	102
	(214)	(89)	1,069	(303)	1,086
	$32	$147	$1,412	$179	$1,673
(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

Provision for credit losses was down $1,380 million or 98% from the same quarter last year. Provision for credit losses on performing loans was down $1,283 million as the same quarter last year included increases to reflect the unfavourable change in our economic outlook at the onset of the COVID-19 pandemic, while the current quarter included a reversal resulting from an improvement in our economic outlook as well as higher transfers of performing loans to impaired mainly in Canadian Personal and Business Banking. Provision for credit losses on impaired loans was down $97 million from the same quarter last year, primarily due to lower impairments net of reversals in Canadian Commercial Banking and Wealth Management, and Capital Markets.

Provision for credit losses was down $115 million or 78% from the prior quarter. The reversal of provision for credit losses on performing loans was up $125 million mainly due to further favourable changes in our economic outlook impacting most of our SBUs and higher transfers of performing loans to impaired in Canadian Personal and Business Banking. Provision for credit losses on impaired loans was comparable with the prior quarter.

Provision for credit losses for the six months ended April 30, 2021 was down $1,494 million or 89% from the same period in 2020. Provision for credit losses on both performing loans and impaired loans was down $1,389 million and $105 million, respectively, as the same period last year was adversely impacted by the onset of the COVID-19 pandemic, while the current period reflected an improvement in our economic outlook.

Non-interest expenses

Non-interest expenses were up $52 million or 2% from the same quarter last year, primarily due to higher performance-based compensation, partially offset by a favourable commodity tax adjustment. The prior year also included a goodwill impairment charge, shown as an item of note.

Non-interest expenses were up $30 million or 1% from the prior quarter, primarily due to higher spending on strategic initiatives and performance-based compensation, partially offset by a favourable commodity tax adjustment.

Non-interest expenses for the six months ended April 30, 2021 were down $287 million or 5% from the same period in 2020, as the prior period included a restructuring charge primarily related to employee severance, shown as an item of note. The current period included a favourable commodity tax adjustment.

Income taxes

Income tax expense was up $423 million or 604% from the same quarter last year, and up $28 million or 6% from the prior quarter, primarily due to higher income.

Income tax expense for the six months ended April 30, 2021 was up $571 million or 148% from the same period in 2020, primarily due to higher income.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In addition, the CRA has proposed to reassess $305 million for 2016. The dividends that were subject to the reassessments and proposed reassessment for 2016 are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

CIBC SECOND QUARTER 2021	5

Foreign exchange

The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended				For the six months ended

$ millions, except per share amounts	Apr. 30, 2021 vs. Apr. 30, 2020		Apr. 30, 2021 vs. Jan. 31, 2021		Apr. 30, 2021 vs. Apr. 30, 2020
Estimated increase (decrease) in:
Total revenue	$(109)		$(26)		$(137)
Provision for credit losses	3		1		2
Non-interest expenses	(50)		(12)		(63)
Income taxes	(8)		(2)		(10)
Net income	(54)		(13)		(66)
Impact on EPS:
Basic	$(0.12)		$(0.03)		$(0.15)
Diluted	(0.12)		(0.03)		(0.15)
Average USD depreciation relative to CAD	(9.3	) %	(2.4	) %	(6.0	) %

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended		2021				2020		2019
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
	Revenue
	Canadian Personal and Business Banking (1)	$1,941	$2,025	$1,997	$1,910	$1,936	$2,079	$2,095	$2,108
	Canadian Commercial Banking and Wealth Management	1,135	1,088	1,028	1,013	1,025	1,055	1,026	1,019
	U.S. Commercial Banking and Wealth Management (1)(2)	532	561	519	512	511	501	492	494
	Capital Markets (1)(2)	1,194	1,174	934	1,146	967	1,006	870	884
	Corporate and Other (1)(2)	130	115	122	127	139	214	289	227
	Total revenue	$4,932	$4,963	$4,600	$4,708	$4,578	$4,855	$4,772	$4,732
	Net interest income	$2,747	$2,839	$2,792	$2,729	$2,762	$2,761	$2,801	$2,694
	Non-interest income	2,185	2,124	1,808	1,979	1,816	2,094	1,971	2,038
	Total revenue	4,932	4,963	4,600	4,708	4,578	4,855	4,772	4,732
	Provision for credit losses	32	147	291	525	1,412	261	402	291
	Non-interest expenses	2,756	2,726	2,891	2,702	2,704	3,065	2,838	2,670
	Income before income taxes	2,144	2,090	1,418	1,481	462	1,529	1,532	1,771
	Income taxes	493	465	402	309	70	317	339	373
	Net income	$1,651	$1,625	$1,016	$1,172	$392	$1,212	$1,193	$1,398
	Net income (loss) attributable to:
	Non-controlling interests	$4	$4	$1	$2	$(8)	$7	$8	$6
	Equity shareholders	1,647	1,621	1,015	1,170	400	1,205	1,185	1,392
EPS	– basic	$3.56	$3.56	$2.21	$2.56	$0.83	$2.64	$2.59	$3.07
	– diluted	3.55	3.55	2.20	2.55	0.83	2.63	2.58	3.06
(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Revenue in our lending and deposit-taking businesses are generally driven by the interest rate environment, volume growth and fees related to client transaction activity. Our wealth management businesses are driven by market conditions and net sales activity impacting AUA and AUM. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The COVID-19 pandemic beginning in the second quarter of 2020 and the lower interest rate environment continue to impact revenue for all our SBUs.

Canadian Personal and Business Banking revenue has been negatively impacted by the lower interest rate environment and lower client transaction activity as a result of the COVID-19 pandemic, partially offset by volume growth.

Canadian Commercial Banking and Wealth Management has benefitted from volume growth in both loans and deposits. While loan growth has been muted as a result of the economic uncertainty arising from the pandemic, it is starting to show signs of a recovery. This has been partially offset by the lower interest rate environment. Wealth management AUA and AUM growth has been driven by a continued market recovery and strong sales momentum subsequent to the market volatility noted in the second quarter of 2020.

U.S. Commercial Banking and Wealth Management revenue has benefitted from volume growth and growth in fee income. Wealth management AUA and AUM growth has been driven by a continued market recovery and strong sales momentum subsequent to the market volatility noted in the second quarter of 2020. In addition, deposit growth has outpaced loan growth resulting in net interest margin expansion in the past several quarters.

The second and fourth quarters of 2020 included lower trading revenue in Capital Markets.

Corporate and Other included the impact of changes relating to our adoption of IFRS 16 “Leases” commencing in the first quarter of 2020 that were largely offset in non-interest expenses. Commencing in the second quarter of 2020, the COVID-19 pandemic led to excess liquidity costs that negatively impacted revenue, while the interest rate environment and narrower margins have negatively impacted revenue in international banking. The fourth quarter of 2019 included interest income related to the settlement of certain income tax matters.

6	CIBC SECOND QUARTER 2021

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in economic outlook. As a result of the impact of the COVID-19 pandemic beginning in the second quarter of 2020, our loan portfolios were negatively impacted by the decline in economic activity associated with physical distancing measures as well as a decline in consumer spending, mitigated to an extent by large-scale government support and relief programs targeting both individuals and businesses. There is considerable judgment involved in the estimation of credit losses in the current environment. The ultimate impact of the COVID-19 pandemic will depend on the speed at which the vaccination programs currently underway can be administered on a mass scale to effectively limit the spread of COVID-19 and its related variants, and the ability of governments, businesses and health-care systems to effectively limit the epidemiological and economic impacts of expected resurgences of the virus, including variants thereof, in the intervening period. The extent to which public health measures restrict economic activity and the level and effectiveness of government support during this intervening period are material to our expectations for a continued economic rebound in 2021 and our resulting provision for credit losses.

The significant increase in provision for credit losses on performing loans in the second and, to a lesser extent, third quarters of 2020 reflect the onset of the COVID-19 pandemic and continued pressure on oil prices, and impacted all our SBUs. The first half of 2021 reflects a moderate improvement in our outlook. We also recognized provisions on performing loans throughout 2019, reflective of the impact of certain unfavourable changes to our economic outlook over that period.

In Canadian Personal and Business Banking, the fourth quarter of 2019 included higher provisions on impaired loans in the personal lending portfolio. The third and fourth quarters of 2020 and the first quarter of 2021 included lower insolvencies and write-offs in credit cards. The decrease in insolvencies was in line with the national Canadian trend. The low level of write-offs was impacted by the assistance offered to clients from our payment deferral programs, lower client spending as well as government support. The second quarter of 2021 included higher write-offs in credit cards, mainly attributable to a relatively small segment of client balances that were previously in the payment deferral programs, that continued to underperform and eventually were written off after exiting the programs.

In Canadian Commercial Banking and Wealth Management, the first and third quarters of 2020 and the fourth quarter of 2019 included provisions on one fraud-related impairment.

In U.S. Commercial Banking and Wealth Management, the first quarters of 2020 and 2021, the second half of 2020 and the third quarter of 2019 included higher provisions on impaired loans. Impaired loan provisions in the U.S. remain elevated.

In Capital Markets, the second and third quarters of 2020, and the second half of 2019 included higher provisions on impaired loans in the oil and gas sector.

In Corporate and Other, provisions on impaired loans remained low and stable over the past two years.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The fourth quarter of 2019 and the second and fourth quarters of 2020 included goodwill impairment charges related to our controlling interest in CIBC FirstCaribbean. The fourth quarter of 2019 and the third quarter of 2020 included increases in legal provisions in Corporate and Other, both shown as items of note. The first quarter of 2020 included a restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. The fourth quarter of 2020 included a charge related to the consolidation of our real estate portfolio as a result of our upcoming move to our new global headquarters and a gain as a result of plan amendments related to pension and other post-employment plans.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 16 of our 2020 Annual Report.

CIBC SECOND QUARTER 2021	7

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Operating results – reported
Total revenue	$4,932	$4,963	$4,578	$9,895	$9,433
Provision for credit losses	32	147	1,412	179	1,673
Non-interest expenses	2,756	2,726	2,704	5,482	5,769
Income before income taxes	2,144	2,090	462	4,234	1,991
Income taxes	493	465	70	958	387
Net income	1,651	1,625	392	3,276	1,604
Net income (loss) attributable to non-controlling interests	4	4	(8)	8	(1)
Net income attributable to equity shareholders	1,647	1,621	400	3,268	1,605
Diluted EPS ($)	$3.55	$3.55	$0.83	$7.10	$3.46
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets (2)	$(20)	$(20)	$(29)	$(40)	$(56)
Restructuring charge (3)	–	–	–	–	(339)
Goodwill impairment (4)	–	–	(28)	–	(28)
Impact of items of note on non-interest expenses	(20)	(20)	(57)	(40)	(423)
Total pre-tax impact of items of note on net income	20	20	57	40	423
Amortization of acquisition-related intangible assets (2)	5	5	8	10	14
Restructuring charge (3)	–	–	–	–	89
Impact of items of note on income taxes	5	5	8	10	103
Total after-tax impact of items of note on net income	15	15	49	30	320
Impact of items of note on diluted EPS ($) (5)	$0.04	$0.03	$0.11	$0.07	$0.72
Operating results – adjusted (6)
Total revenue (7)	$4,932	$4,963	$4,578	$9,895	$9,433
Provision for credit losses	32	147	1,412	179	1,673
Non-interest expenses	2,736	2,706	2,647	5,442	5,346
Income before income taxes	2,164	2,110	519	4,274	2,414
Income taxes	498	470	78	968	490
Net income	1,666	1,640	441	3,306	1,924
Net income (loss) attributable to non-controlling interests	4	4	(8)	8	(1)
Net income attributable to equity shareholders	1,662	1,636	449	3,298	1,925

Adjusted diluted EPS ($)	$3.59	$3.58	$0.94	$7.17	$4.18
(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$–	$–	$(2)	$–	$(4)
Canadian Personal and Business Banking (after-tax)	–	–	(1)	–	(3)
U.S. Commercial Banking and Wealth Management (pre-tax)	(18)	(17)	(23)	(35)	(45)
U.S. Commercial Banking and Wealth Management (after-tax)	(13)	(12)	(17)	(25)	(33)
Corporate and Other (pre-tax)	(2)	(3)	(4)	(5)	(7)
Corporate and Other (after-tax)	(2)	(3)	(3)	(5)	(6)
(3)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(4)	Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.
(5)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(6)	Adjusted to exclude the impact of items of note.
(7)

Excludes a TEB adjustment of $51 million (January 31, 2021: $54 million; April 30, 2020: $46 million) and $105 million for the six months ended April 30, 2021 (April 30, 2020: $95 million). Our adjusted efficiency ratio is calculated on a TEB.

The table below provides a summary of adjusted results by SBU(1).

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2021	Reported net income (loss)	$603	$399	$216	$495	$(62)	$1,651
Apr. 30	After-tax impact of items of note (1)	–	–	13	–	2	15
	Adjusted net income (loss) (2)	$603	$399	$229	$495	$(60)	$1,666
2021	Reported net income (loss)	$652	$354	$188	$493	$(62)	$1,625
Jan. 31	After-tax impact of items of note (1)	–	–	12	–	3	15
	Adjusted net income (loss) (2)	$652	$354	$200	$493	$(59)	$1,640
2020	Reported net income (loss)	$163	$206	$15	$177	$(169)	$392
Apr. 30 (3)	After-tax impact of items of note (1)	1	–	17	–	31	49
	Adjusted net income (loss) (2)	$164	$206	$32	$177	$(138)	$441

$ millions, for the six months ended
2021	Reported net income (loss)	$1,255	$753	$404	$988	$(124)	$3,276
Apr. 30	After-tax impact of items of note (1)	–	–	25	–	5	30
	Adjusted net income (loss) (2)	$1,255	$753	$429	$988	$(119)	$3,306
2020	Reported net income (loss)	$738	$542	$180	$555	$(411)	$1,604
Apr. 30 (3)	After-tax impact of items of note (1)	3	–	33	–	284	320
	Adjusted net income (loss) (2)	$741	$542	$213	$555	$(127)	$1,924
(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

8	CIBC SECOND QUARTER 2021

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 19 of our 2020 Annual Report.

External reporting changes were made in the first quarter of 2021, which affected the results of our SBUs. See the “External reporting changes” section for additional details.

Canadian Personal and Business Banking

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through banking centre, digital, mobile and remote channels.

Results(1)

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30 (2)	2021 Apr. 30	2020 Apr. 30 (2)
Revenue	$1,941	$2,025	$1,936	$3,966	$4,015
Provision for (reversal of) credit losses
Impaired	206	109	201	315	390
Performing	(141)	(55)	439	(196)	461
Total provision for credit losses	65	54	640	119	851
Non-interest expenses	1,058	1,086	1,074	2,144	2,160
Income before income taxes	818	885	222	1,703	1,004
Income taxes	215	233	59	448	266
Net income	$603	$652	$163	$1,255	$738
Net income attributable to:
Equity shareholders	$603	$652	$163	$1,255	$738
Efficiency ratio	54.5%	53.6%	55.5%	54.1%	53.8%
Return on equity (3)	37.9%	39.9%	9.8%	38.9%	22.3%
Average allocated common equity (3)	$6,530	$6,480	$6,734	$6,504	$6,641
Full-time equivalent employees	12,525	12,594	12,399	12,525	12,399
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $603 million, up $440 million from the same quarter last year, primarily due to a lower provision for credit losses.

Net income was down $49 million from the prior quarter, primarily due to lower revenue, partially offset by lower non-interest expenses.

Net income for the six months ended April 30, 2021 was $1,255 million, up $517 million from the same period in 2020, primarily due to a lower provision for credit losses, partially offset by lower revenue.

Revenue

Revenue was up $5 million from the same quarter last year, primarily due to volume growth and higher fees, partially offset by narrower margins largely as a result of changes in the interest rate environment and the impact of one fewer day in the current quarter.

Revenue was down $84 million or 4% from the prior quarter, primarily due to fewer days in the current quarter and lower fee income.

Revenue for the six months ended April 30, 2021 was down $49 million or 1% from the same period in 2020, primarily due to narrower margins largely as a result of changes in the interest rate environment, lower fee income, and the impact of one fewer day in the current period, partially offset by volume growth.

Provision for credit losses

Provision for credit losses was down $575 million from the same quarter last year. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook and the transfer of accounts to impaired, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was up $11 million from the prior quarter. Provision reversal on performing loans was up due to a favourable change in our economic outlook, and higher transfers of performing loans to impaired. Provision for credit losses on impaired loans was up due to higher write-offs in credit cards and a model parameter update in the residential mortgage portfolio.

Provision for credit losses for the six months ended April 30, 2021 was down $732 million from the same period in 2020. Provision for credit losses on both performing loans and impaired loans was down, as the same period in 2020 was adversely impacted by the onset of the COVID-19 pandemic.

CIBC SECOND QUARTER 2021	9

Non-interest expenses

Non-interest expenses were down $16 million or 1% from the same quarter last year and down $28 million or 3% from the prior quarter, primarily due to a favourable commodity tax adjustment, partially offset by higher spending on strategic initiatives and employee-related compensation.

Non-interest expenses for the six months ended April 30, 2021 were down $16 million or 1% from the same period in 2020, primarily due to a favourable commodity tax adjustment, partially offset by higher spending on strategic initiatives and employee-related compensation.

Income taxes

Income taxes were up $156 million from the same quarter last year, primarily due to higher income.

Income taxes were down $18 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2021 were up $182 million from the same period in 2020, primarily due to higher income.

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

Results(1)

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Revenue
Commercial banking	$435	$428	$414	$863	$837
Wealth management	700	660	611	1,360	1,243
Total revenue	1,135	1,088	1,025	2,223	2,080
Provision for (reversal of) credit losses
Impaired	(8)	19	62	11	96
Performing	(10)	14	124	4	125
Total provision for (reversal of) credit losses	(18)	33	186	15	221
Non-interest expenses	608	572	559	1,180	1,120
Income before income taxes	545	483	280	1,028	739
Income taxes	146	129	74	275	197
Net income	$399	$354	$206	$753	$542
Net income attributable to:
Equity shareholders	$399	$354	$206	$753	$542
Efficiency ratio	53.5%	52.6%	54.5%	53.1%	53.8%
Return on equity (2)	24.4%	21.4%	13.0%	22.9%	17.2%
Average allocated common equity (2)	$6,704	$6,568	$6,448	$6,635	$6,336
Full-time equivalent employees	5,136	5,036	5,080	5,136	5,080
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $399 million, up $193 million from the same quarter last year, and up $45 million from the prior quarter, primarily due to a provision reversal compared with a provision for credit losses in the prior year and higher revenue, partially offset by higher non-interest expenses.

Net income for the six months ended April 30, 2021 was $753 million, up $211 million from the same period in 2020, primarily due to a provision reversal in the current period compared with a provision for credit losses in the prior period and higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $110 million or 11% from the same quarter last year.

Commercial banking revenue was up $21 million, primarily due to higher fees and volume growth, partially offset by narrower margins and the impact of one fewer day in the current quarter.

Wealth management revenue was up $89 million, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, and higher commission revenue from increased client activity.

Revenue was up $47 million or 4% from the prior quarter.

Commercial banking revenue was up $7 million, primarily due to wider margins, higher fees and volume growth, partially offset by the impact of fewer days in the current quarter.

Wealth management revenue was up $40 million, primarily due to higher commission revenue from increased client activity and higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales.

Revenue for the six months ended April 30, 2021 was up $143 million or 7% from the same period in 2020.

Commercial banking revenue was up $26 million, primarily due to higher fees and volume growth, partially offset by narrower margins and the impact of one fewer day in the current period.

Wealth management revenue was up $117 million, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, and higher commission revenue from increased client activity.

10	CIBC SECOND QUARTER 2021

Provision for (reversal of) credit losses

Provision for credit losses was down $204 million from the same quarter last year. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was down due to lower provisions in the business services, and retail and wholesale sectors.

Provision for credit losses was down $51 million from the prior quarter. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook, while the prior quarter included a provision for credit losses reflective of unfavourable credit migration. The current quarter also included a provision reversal on impaired loans while the prior quarter included a provision for credit losses relating to the education, health and social services sectors.

Provision for credit losses for the six months ended April 30, 2021 was down $206 million from the same period in 2020. Provision for credit losses on both performing loans and impaired loans were down, as the same period in 2020 was adversely impacted by the onset of the COVID-19 pandemic.

Non-interest expenses

Non-interest expenses were up $49 million or 9% from the same quarter last year, and up $36 million or 6% from the prior quarter, primarily due to higher performance-based compensation.

Non-interest expenses for the six months ended April 30, 2021 were up $60 million or 5% from the same period in 2020, primarily due to higher performance-based compensation.

Income taxes

Income taxes were up $72 million from the same quarter last year and up $17 million from the prior quarter, primarily due to higher income.

Income taxes for the six months ended April 30, 2021 were up $78 million from the same period in 2020, primarily due to higher income.

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net worth individuals and families.

Results(1)

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30 (2)	2021 Apr. 30	2020 Apr. 30 (2)
Revenue
Commercial banking	$347	$381	$357	$728	$697
Wealth management (4)	185	180	154	365	315
Total revenue (3)	532	561	511	1,093	1,012
Provision for (reversal of) credit losses
Impaired	23	48	20	71	36
Performing	(35)	(3)	210	(38)	209
Total provision for (reversal of) credit losses	(12)	45	230	33	245
Non-interest expenses	271	280	291	551	589
Income before income taxes	273	236	(10)	509	178
Income taxes	57	48	(25)	105	(2)
Net income	$216	$188	$15	$404	$180
Net income attributable to:
Equity shareholders	$216	$188	$15	$404	$180
Efficiency ratio	51.0%	49.9%	57.0%	50.4%	58.2%
Return on equity (5)	9.9%	8.2%	0.6%	9.0%	4.0%
Average allocated common equity (5)	$8,974	$9,105	$9,316	$9,041	$9,083
Full-time equivalent employees	2,105	2,090	2,029	2,105	2,029
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Included $5 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended April 30, 2021 (January 31, 2021: $4 million; April 30, 2020: $4 million) and $9 million for the six months ended April 30, 2021 (April 30, 2020: $10 million).

(4)	Includes revenue related to the U.S. Paycheck Protection Program.
(5)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $216 million, up $201 million from the same quarter last year, primarily due to a provision reversal in the current quarter compared with a provision for credit losses in the prior year.

Net income was up $28 million from the prior quarter, primarily due to a provision reversal in the current quarter compared with a provision for credit losses in the prior quarter, partially offset by lower revenue.

Net income for the six months ended April 30, 2021 was $404 million, up $224 million from the same period in 2020, primarily due to lower provision for credit losses and higher revenue.

Revenue

Revenue was up $21 million or 4% from the same quarter last year as the negative impact of foreign exchange translation was more than offset by higher U.S. dollar revenue.

Commercial banking revenue was down $10 million, as higher U.S. dollar revenue was more than offset by the impact of foreign exchange translation. The higher U.S. dollar revenue was the result of volume growth and higher fees, partially offset by narrower margins.

Wealth management revenue was up $31 million, primarily due to higher U.S. dollar revenue from higher fees driven by higher average AUA and AUM reflecting market appreciation and net sales, volume growth and other fees, partially offset by the impact of foreign exchange translation.

CIBC SECOND QUARTER 2021	11

Revenue was down $29 million or 5% from the prior quarter as a result of the negative impact of foreign exchange translation and lower U.S. dollar revenue.

Commercial banking revenue was down $34 million, primarily due to lower U.S. dollar revenue from the impact of fewer days in the quarter and lower syndication fees, and the impact of foreign exchange translation.

Wealth management revenue was up $5 million, primarily due to higher U.S. dollar revenue from higher fees driven by higher average AUA and AUM reflecting market appreciation and net sales, partially offset by the impact of foreign exchange translation.

Revenue for the six months ended April 30, 2021 was up $81 million or 8% from the same period in 2020, as a result of higher U.S. dollar revenue, partially offset by the negative impact of foreign exchange translation.

Commercial banking revenue was up $31 million, primarily due to higher U.S. dollar revenue from volume growth and higher fees, partially offset by the impact of foreign exchange translation.

Wealth management revenue was up $50 million, primarily due to higher U.S. dollar revenue from higher fees driven by higher average AUA and AUM reflecting market appreciation and net sales, and volume growth, partially offset by the impact of foreign exchange translation.

Provision for (reversal of) credit losses

Provision for credit losses was down $242 million from the same quarter last year. The current quarter included a provision reversal on performing loans primarily due to a favourable change in our economic outlook, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was down $57 million from the prior quarter. Provision reversal on performing loans was up mainly due to a favourable change in our economic outlook. Provision for credit losses on impaired loans was down mainly due to lower provisions in the real estate sector.

Provision for credit losses for the six months ended April 30, 2021 was down $212 million from the same period in 2020. Provision for credit losses on performing loans was down, as the same period in 2020 was adversely impacted by the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was up mainly attributable to the real estate sector.

Non-interest expenses

Non-interest expenses were down $20 million or 7% from the same quarter last year, primarily due to the impact of foreign exchange translation. U.S. dollar expenses were marginally higher due to performance-based compensation, partially offset by lower business development costs.

Non-interest expenses were down $9 million or 3% from the prior quarter, primarily due to the impact of foreign exchange translation. U.S. dollar expenses were comparable as higher employee compensation in the prior quarter, driven by seasonality associated with certain benefits and performance-based awards, were offset by higher technology expenses and variable commissions in the current quarter.

Non-interest expenses for the six months ended April 30, 2021 were down $38 million or 6% from the same period in 2020, primarily due to the impact of foreign exchange translation. U.S. dollar expenses were comparable as lower business development costs were offset by higher employee compensation.

Income taxes

Income taxes were up $82 million from the same quarter last year and up $9 million from the prior quarter, primarily due to higher income.

Income taxes for the six months ended April 30, 2021 were up $107 million from the same period in 2020, primarily due to higher income.

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digitally-enabled capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.

Results(1)

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30 (2)	2021 Apr. 30	2020 Apr. 30 (2)
Revenue
Global markets	$539	$614	$462	$1,153	$962
Corporate and investment banking	448	358	329	806	659
Direct financial services	207	202	176	409	352
Total revenue (3)	1,194	1,174	967	2,368	1,973
Provision for (reversal of) credit losses
Impaired	8	42	43	50	41
Performing	(19)	(37)	193	(56)	189
Total provision for (reversal of) credit losses	(11)	5	236	(6)	230
Non-interest expenses	538	522	492	1,060	984
Income before income taxes	667	647	239	1,314	759
Income taxes (3)	172	154	62	326	204
Net income	$495	$493	$177	$988	$555
Net income attributable to:
Equity shareholders	$495	$493	$177	$988	$555
Efficiency ratio	45.0%	44.5%	50.9%	44.8%	49.9%
Return on equity (4)	29.0%	28.0%	10.2%	28.5%	16.2%
Average allocated common equity (4)	$7,003	$6,991	$7,062	$6,997	$6,878
Full-time equivalent employees (5)	2,120	1,943	1,888	2,120	1,888
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $51 million for the quarter ended April 30, 2021 (January 31, 2021: $54 million; April 30, 2020: $46 million) and $105 million for the six months ended April 30, 2021 (April 30, 2020: $95 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.
(5)

In the second quarter of 2021, 79 full-time equivalent employees related to Simplii Financial’s call centre operations were transferred to Capital Markets from Corporate and Other, with no financial impact as the costs were previously allocated to direct financial services.

12	CIBC SECOND QUARTER 2021

Financial overview

Net income for the quarter was $495 million, up $318 million from the same quarter last year, primarily due to higher revenue, and a provision reversal in the current quarter compared to a provision for credit losses in the prior year, partially offset by higher non-interest expenses.

Net income was comparable with the prior quarter.

Net income for the six months ended April 30, 2021 was $988 million, up $433 million from the same period in 2020, primarily due to higher revenue, and a provision reversal in the current period compared to a provision for credit losses in the prior period, partially offset by higher non-interest expenses.

Revenue

Revenue was up $227 million or 23% from the same quarter last year.

Global markets revenue was up $77 million, primarily due to higher equities and commodities trading revenue, partially offset by lower foreign exchange and fixed income trading revenue. The previous period also included the impact of unfavourable CVA and FVA.

Corporate and investment banking revenue was up $119 million, primarily due to higher equity underwriting activity, higher advisory revenue and higher corporate banking revenue.

Direct financial services revenue was up $31 million, primarily due to higher direct brokerage trading volumes and higher revenue from foreign exchange and global money transfers.

Revenue was up $20 million or 2% from the prior quarter.

Global markets revenue was down $75 million, primarily due to lower revenue from our fixed income and foreign exchange businesses.

Corporate and investment banking revenue was up $90 million, primarily due to higher debt and equity underwriting activity and advisory revenue.

Direct financial services revenue was up $5 million, primarily due to higher direct brokerage trading volumes.

Revenue for the six months ended April 30, 2021 was up $395 million or 20% from the same period in 2020.

Global markets revenue was up $191 million, primarily due to higher revenue from our equities and commodities trading businesses, partially offset by lower foreign exchange and fixed income trading revenue. The previous period also included the impact of unfavourable CVA and FVA.

Corporate and investment banking revenue was up $147 million, primarily due to higher equity and debt underwriting activity and higher advisory revenue.

Direct financial services revenue was up $57 million, primarily due to higher direct brokerage trading volumes.

Provision for (reversal of) credit losses

Provision for credit losses was down $247 million from the same quarter last year. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was down due to lower provisions in the oil and gas sectors.

Provision for credit losses was down $16 million from the prior quarter. Provision reversal on performing loans was down as the prior quarter had higher transfers of performing loans to impaired. Provision for credit losses on impaired loans was down due to lower provisions in the utilities sector.

Provision for credit losses for the six months ended April 30, 2021 was down $236 million from the same period in 2020. Provision for credit losses on performing loans was down, as the same period in 2020 was adversely impacted by the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was up due to higher provisions in the utilities sector, partially offset by lower provisions in the oil and gas sector.

Non-interest expenses

Non-interest expenses were up $46 million or 9% from the same quarter last year, primarily due to higher performance-based compensation and investments in strategic initiatives.

Non-interest expenses were up $16 million or 3% from the prior quarter, primarily due to higher employee-related compensation and investments in strategic initiatives, partially offset by lower performance-based compensation.

Non-interest expenses for the six months ended April 30, 2021 were up $76 million or 8% from the same period in 2020, primarily due to higher performance-based compensation and investments in strategic initiatives.

Income taxes

Income taxes were up $110 million from the same quarter last year and up $18 million from the prior quarter, primarily due to higher income.

Income taxes for the six months ended April 30, 2021 were up $122 million from the same period in 2020, primarily due to higher income.

Corporate and Other

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

CIBC SECOND QUARTER 2021	13

Results(1)

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30 (2)	2021 Apr. 30	2020 Apr. 30 (2)
Revenue
International banking	$168	$174	$170	$342	$376
Other	(38)	(59)	(31)	(97)	(23)
Total revenue (3)	130	115	139	245	353
Provision for (reversal of) credit losses
Impaired	17	18	17	35	24
Performing	(9)	(8)	103	(17)	102
Total provision for credit losses	8	10	120	18	126
Non-interest expenses	281	266	288	547	916
Loss before income taxes	(159)	(161)	(269)	(320)	(689)
Income taxes (3)	(97)	(99)	(100)	(196)	(278)
Net income (loss)	$(62)	$(62)	$(169)	$(124)	$(411)
Net income (loss) attributable to:
Non-controlling interests	$4	$4	$(8)	$8	$(1)
Equity shareholders	(66)	(66)	(161)	(132)	(410)
Full-time equivalent employees	22,180	22,227	22,808	22,180	22,808
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $51 million for the quarter ended April 30, 2021 (January 31, 2021: $54 million; April 30, 2020: $46 million) and $105 million for the six months ended April 30, 2021 (April 30, 2020: $95 million).

Financial overview

Net loss for the quarter was $62 million, compared with a net loss of $169 million in the same quarter last year, as the current quarter included a lower provision for credit losses.

Net loss for the quarter was comparable with the prior quarter, as the current quarter included higher expenses, offset by higher revenue.

Net loss for the six months ended April 30, 2021 was $124 million, compared with a net loss of $411 million for the same period in 2020, as the prior period included a restructuring charge, shown as an item of note. The current period also included a lower provision for credit losses, offset by lower revenue.

Revenue

Revenue was down $9 million or 6% from the same quarter last year.

International banking revenue was comparable with the prior year, as higher U.S. dollar revenue in CIBC FirstCaribbean was largely offset by the impact of foreign exchange translation. The higher U.S. dollar revenue was the result of the higher ECL charges on debt securities in the prior period, partially offset by lower margins in the current quarter.

Other revenue was down $7 million, as the prior year included interest income related to the settlement of certain income tax matters and higher treasury revenue.

Revenue was up $15 million or 13% from the prior quarter.

International banking revenue was down $6 million primarily due to the impact of foreign exchange translation. U.S. dollar revenue in CIBC FirstCaribbean was comparable to the prior quarter.

Other revenue was up $21 million primarily due to higher treasury revenue and a lower TEB adjustment.

Revenue for the six months ended April 30, 2021 was down $108 million or 31% from the same period in 2020.

International banking revenue was down $34 million, primarily due to the impact of foreign exchange translation and lower U.S. dollar revenue in CIBC FirstCaribbean driven by narrower margins, partially offset by higher ECL charges on debt securities in the prior period.

Other revenue was down $74 million, primarily due to lower treasury revenue largely as a result of excess liquidity costs. The prior period included interest income related to the settlement of certain income tax matters as noted above.

Provision for (reversal of) credit losses

Provision for credit losses was down $112 million from the same quarter last year. The current quarter included a provision reversal on performing loans due to favourable credit migration, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was comparable with the prior quarter.

Provision for credit losses for the six months ended April 30, 2021 was down $108 million from the same period in 2020. Provision for credit losses on performing loans was down, as the same period in 2020 was adversely impacted by the onset of the COVID-19 pandemic. Provision for credit losses on impaired loans was up due to higher provisions in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $7 million or 2% from the same quarter last year, as the same quarter last year included a goodwill impairment charge, shown as an item of note, partially offset by higher unallocated corporate support costs in the current quarter.

Non-interest expenses were up $15 million or 6% from the prior quarter, primarily due to higher unallocated corporate support costs and higher expenses in CIBC FirstCaribbean, partially offset by the timing of spending on strategic initiatives.

Non-interest expenses for the six months ended April 30, 2021 were down $369 million or 40% from the same period in 2020, as the prior period included a restructuring charge and a goodwill impairment charge, both shown as items of note.

Income taxes

Income tax benefit was comparable to the same quarter last year even with a lower loss, as the ECL provisions in CIBC FirstCaribbean in the same quarter in the prior year resulted in limited tax benefits.

Income tax benefit was comparable to the prior quarter.

Income tax benefit for the six months ended April 30, 2021 was down $82 million from the same period in 2020, primarily due to a lower loss.

14	CIBC SECOND QUARTER 2021

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2021 Apr. 30	2020 Oct. 31
Assets
Cash and deposits with banks	$47,197	$62,518
Securities	155,122	149,046
Securities borrowed and purchased under resale agreements	74,679	74,142
Loans and acceptances, net of allowance	432,120	416,388
Derivative instruments	35,313	32,730
Other assets	38,447	34,727
	$782,878	$769,551
Liabilities and equity
Deposits	$576,563	$570,740
Obligations related to securities lent, sold short and under repurchase agreements	89,594	89,440
Derivative instruments	34,121	30,508
Other liabilities	34,267	31,816
Subordinated indebtedness	5,653	5,712
Equity	42,680	41,335
	$782,878	$769,551

Assets

As at April 30, 2021, total assets were up $13.3 billion or 2% from October 31, 2020, net of a decrease of approximately $18 billion due to the depreciation of the U.S. dollar.

Cash and deposits with banks decreased by $15.3 billion or 25%, primarily due to lower short-term placements in Treasury.

Securities increased by $6.1 billion or 4%, primarily due to increases in corporate equity and corporate debt, partially offset by decreases in debt securities in Canadian governments and U.S. Treasury and other agencies.

Securities borrowed and purchased under resale agreements increased by $0.5 billion or 1%, primarily due to client-driven activities.

Loans and acceptances, net of allowance, increased by $15.7 billion or 4%, primarily due to increases in Canadian residential mortgages and business and government loans, partially offset by a decrease in U.S. business and government loans due to foreign exchange translation.

Derivative instruments increased by $2.6 billion or 8%, largely driven by increases in foreign exchange and equity derivatives valuation, partially offset by a decrease in interest rate derivatives valuation.

Other assets increased by $3.7 billion or 11%, primarily due to increases in collateral pledged for derivatives and precious metals.

Liabilities

As at April 30, 2021, total liabilities were up $12.0 billion or 2% from October 31, 2020, net of a decrease of approximately $18 billion due to the depreciation of the U.S. dollar.

Deposits increased by $5.8 billion or 1%, primarily due to domestic retail volume growth and increased wholesale funding. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.

Obligations related to securities lent, sold short and under repurchase agreements were comparable to the prior period.

Derivative instruments increased by $3.6 billion or 12%, largely driven by increases in equity and foreign exchange derivatives valuation, partially offset by decreases in interest rate and other commodity derivatives valuation.

Other liabilities increased by $2.5 billion or 8%, primarily due to increases in acceptances and collateral received for derivatives.

Subordinated indebtedness decreased by $0.1 billion or 1%. In the prior quarter we redeemed subordinated indebtedness and in the current quarter we issued subordinated indebtedness. For further details see the “Capital management” section.

Equity

As at April 30, 2021, equity increased by $1.3 billion or 3% from October 31, 2020, primarily due to a net increase in retained earnings, partially offset by a decrease in accumulated other comprehensive income.

CIBC SECOND QUARTER 2021	15

Capital management

We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet strength, enables our businesses to grow and execute on our strategy, and meets regulatory requirements. For additional details on capital management, see pages 31 to 42 of our 2020 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)

In response to the COVID-19 pandemic, OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution. Non-qualifying Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until November 1, 2021, at which point they will have no regulatory value.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA and a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 1.0% but can range from 0% to 2.5% of RWA, see the “Continuous enhancement to regulatory capital requirements” section for further details. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at April 30, 2021	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	1.0%	9.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	1.0%	10.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	1.0%	12.5%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at April 30, 2021.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2020 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

16	CIBC SECOND QUARTER 2021

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability (see pages 34 to 35 of our 2020 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2020 Annual Report.

On March 15, 2021, OSFI published an update to its July 18, 2020 capital ruling on Limited Recourse Capital Notes (LRCNs). The July 18, 2020 capital ruling assessed LRCNs relative to the eligibility criteria set out in the Capital Adequacy Requirements (CAR) guideline, and provided that the LRCNs can qualify as Additional Tier 1 regulatory capital, subject to certain limitations and disclosure requirements. The 2021 revisions provide clarification on the ruling’s conditions and limitations on the permitted investor base, and the cap on the amount of LRCN issuances that may be included in regulatory capital.

On March 16, 2021, OSFI announced that the temporary COVID-19-related reduction of stressed value-at-risk multipliers used in the determination of market risk capital should be unwound effective May 1, 2021.

Transitional arrangements for the capital treatment of expected loss provisioning

In response to the COVID-19 pandemic, OSFI introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the internal ratings-based (IRB) approach, the lower of this amount and excess allowances otherwise eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.

Basel III reforms

In March 2021, OSFI launched a public consultation on the implementation of the final Basel III reforms into its capital, leverage and related disclosure guidelines. OSFI’s proposals are in line with the BCBS standards, with considerations given to the Canadian market. OSFI’s proposed changes include:

•	revisions to both the Internal Rating-based Approach (IRB) and Standardized Approach to credit risk;
•	revised operational, market risk, and CVA frameworks;
•	updated CET1 capital deductions for certain assets;
•	an updated capital output floor based on the revised Standardized Approach noted above, with the phase-in of the floor factor over 3 years beginning in 2023; and
•	modification to the Leverage Ratio framework, including a buffer requirement for D-SIBs.

The proposed implementation date for the changes is the first quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which are targeted for the first quarter of 2024.

Domestic Stability Buffer

In response to the COVID-19 pandemic and market conditions, OSFI announced an immediate reduction in the DSB requirement from 2.0% to 1.0% for all D-SIBs effective March 13, 2020. This reduction decreased OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 9.0%, 10.5% and 12.5%, respectively. On December 8, 2020, OSFI again announced that the DSB would remain unchanged at 1.0%.

Capital treatment of federal program supporting highly affected sectors

In January 2021, OSFI provided direction on the capital treatment of the government-guaranteed loans made under the Business Development Bank of Canada (BDC) Highly Affected Sectors Credit Availability Program (HASCAP) loan guarantee program. The loans will be considered sovereign risk based on the BDC guarantee, and the relevant risk weight under the CAR Guideline will be applied accordingly. The entire amount of the loan is to be included in the exposure measure used for calculating the leverage ratio. See “Government lending programs in response to COVID-19” for further details.

Total loss absorbing capacity requirements

Beginning in the first quarter of 2022, D-SIBs will be required to maintain a supervisory target total loss absorbing capacity requirements (TLAC) ratio (which comprises a minimum risk-based TLAC ratio of 21.5% plus the then-applicable DSB) and a minimum TLAC leverage ratio of 6.75%. TLAC is required to ensure that a non-viable bank will have sufficient loss absorbing capacity, through its regulatory capital and bail-in eligible instruments, to support its recapitalization. In accordance with the Department of Finance’s Bank recapitalization (Bail-in) conversion regulations, senior debt issued by D-SIBs on or after September 23, 2018, with an original term to maturity of more than 400 days (including explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes are not eligible for bail-in.

We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

CIBC SECOND QUARTER 2021	17

Regulatory capital

Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2021 Apr. 30	2020 Oct. 31
CET1 capital (1)	$ 31,915	$30,876
Tier 1 capital	35,759	34,775
Total capital	41,826	40,969

RWA consist of:
Credit risk	219,292	218,694
Market risk	7,937	5,858
Operational risk	30,768	30,319
Total RWA	257,997	254,871

CET1 ratio	12.4%	12.1%
Tier 1 capital ratio	13.9%	13.6%
Total capital ratio	16.2%	16.1%
(1)

Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until fiscal 2022.

CET1 ratio

The CET1 ratio at April 30, 2021 increased 0.3% from October 31, 2020, driven by the increase in CET1 capital, partially offset by the impact of an increase in RWA.

The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends), partially offset by a decrease in AOCI (largely due to the impact of currency translation adjustments). The increase in RWA was primarily due to increases in book size, market risk levels and model updates, partially offset by the impact of foreign exchange translation, improved credit quality and methodology changes. Overall the impact of foreign exchange translation on the CET1 ratio was minimal.

The combined impact of our expected loss calculation for regulatory capital purposes and credit risk RWA could act as a headwind to the positive impact of earnings on our CET1 ratio in future periods to the extent balances increase, utilization and delinquency rates increase and risk ratings and other credit scores deteriorate in line with our forward-looking information.

Tier 1 capital ratio

The Tier 1 capital ratio at April 30, 2021 increased 0.3% from October 31, 2020 primarily due to the factors affecting the CET1 ratio noted above.

Total capital ratio

The Total capital ratio at April 30, 2021 increased 0.1% from October 31, 2020. Total capital was favourably impacted by the factors affecting the Tier 1 capital ratio noted above, while being negatively impacted by a decrease in the applicable cap related to the inclusion of non-qualifying instruments. The negative impact of a redemption of subordinated indebtedness during the first quarter was offset by the issuance of subordinated indebtedness during the second quarter (see “Significant capital management activity” for additional details).

Leverage ratio

The Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at	2021 Apr. 30	2020 Oct. 31
Tier 1 capital	$35,759	$34,775
Leverage ratio exposure (1)	767,391	741,760
Leverage ratio	4.7%	4.7%
(1)

Includes the impact of regulatory flexibility provided by OSFI in respect of exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets. The treatment specified by OSFI permits these items to be excluded from the leverage ratio exposure measure.

The leverage ratio at April 30, 2021 was comparable with October 31, 2020, as the impact of an increase in Tier 1 capital was offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet exposures.

18	CIBC SECOND QUARTER 2021

Significant capital management activity

In conjunction with OSFI’s March 13, 2020 announcement to decrease the DSB to 1.0% in response to COVID-19, OSFI also announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities. The following were the main capital initiatives undertaken in 2021:

Shareholder investment plan

Pursuant to the shareholder investment plan, we issued 259,931 common shares for consideration of $33 million for the current quarter and 554,095 common shares for consideration of $65 million for the six months ended April 30, 2021.

Subordinated indebtedness

On January 26, 2021, we redeemed all $1.0 billion of our 3.42% Debentures due January 26, 2026. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On April 19, 2021, we issued $1.0 billion principal amount of 1.96% Debentures due April 21, 2031 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 1.96% per annum (paid semi-annually) until April 21, 2026, and at three-month CDOR plus 0.56% per annum (paid quarterly) thereafter until maturity on April 21, 2031.

Outstanding share data

The table below provides a summary of our outstanding shares, Non-Viability Contingent Capital (NVCC) instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at April 30, 2021	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Limited recourse capital notes (2)(3)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	5.00	150,000,000
Subordinated indebtedness (2)(4)
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	5.00	300,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$8,575		2,215,000,000
(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Series 53 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

(4)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 83% based on the number of CIBC common shares outstanding as at April 30, 2021. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at April 30, 2021, $23.9 billion (October 31, 2020: $19.9 billion) of our outstanding liabilities were subject to conversion under the bail-in regime. Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime. See the “Total loss absorbing capacity requirements” section for further details.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. Details of our off-balance sheet arrangements are provided on page 41 of our 2020 Annual Report and also in Note 7 and Note 22 to the consolidated financial statements included in our 2020 Annual Report.

CIBC SECOND QUARTER 2021	19

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 43 to 82 of our 2020 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC, SBU and functional group-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)

The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)

As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board of Directors (the Board) on the effectiveness of CIBC’s governance practices, risk management processes, and internal controls as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geo-political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results and take action to mitigate potential risks. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 50 to 53 of our 2020 Annual Report for details regarding the following top and emerging risks:

•	Disintermediation risk
•	Anti-money laundering
•	U.S. banking regulation
•	Technology, information and cyber security risk
•	Third party risk
•	Climate risk
•	Corporate transactions

The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2020 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

20	CIBC SECOND QUARTER 2021

Pandemic outbreaks

The COVID-19 pandemic and the restrictions imposed by governments around the world to limit its impact have disrupted the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways, and have limited economic activity in Canada, the U.S. and other regions where we operate. While measures to slow the spread of infection, including lockdowns, have negatively impacted economic activity and our short-term expectations, our medium-term outlook is supported by the assumption that the rollout of mass vaccination programs over the spring and summer will be able to effectively control the spread of the virus, including the emerging variants.

We are closely monitoring the evolving impacts of the pandemic. COVID-19 has adversely affected our business and uncertainty remains as to the full impact of COVID-19 on the global economy, financial markets, and our business, results of operations, reputation and financial condition, including our regulatory capital, liquidity positions and our ability to meet regulatory and other requirements. The ultimate impacts will depend on future developments that are highly uncertain, such as the scope, severity and duration of the pandemic, including the ongoing fallout from the current wave, subsequent resurgences of infection including from new variants, actions taken by governments, monetary authorities, regulators, financial institutions and other third parties in response to subsequent waves, the extent of physical distancing measures, as well as business closures and travel restrictions mandated by governments. The rollout of vaccines has created positive momentum through the beginning of 2021, although this is likely to be tempered by growth in the number of cases, especially those seen in other countries, the efficacy of vaccines against emerging variants, and further government restrictions, such as deeper lockdowns and travel and border restrictions.

A substantial amount of our business involves extending credit or otherwise providing financial resources to individuals, companies, industries or governments that have likely been adversely impacted by the pandemic, hindering their ability to meet original loan terms and potentially impacting their ability to repay their loans. While our estimate of ECL on performing loans considers the likelihood and extent of future defaults and impairments, given the inherent uncertainty caused by COVID-19, actual experience may differ materially from our current estimates. To the extent that business activity does not increase in line with our expectations due to the impact of the current and subsequent waves, or if unemployment does not decline in line with our expectations and clients default on loans beyond our current expectations, we may recognize further credit losses beyond those reflected in the current quarter’s ECLs. The effectiveness of various government support programs in place for individuals and businesses as well as the timing of completion of the vaccination programs impacts our expectations. Similarly, because of changing economic and market conditions, we may be required to recognize losses, impairments, or reductions in other comprehensive income (OCI) in future periods relating to other assets that we hold.

Net interest income is significantly impacted by market interest rates. Interest rate cuts by the Bank of Canada and the U.S. Federal Reserve in response to COVID-19 have negatively impacted our net interest income. The overall effect of lower, or potentially negative, interest rates cannot be predicted and depends on future actions that the Bank of Canada and the U.S. Federal Reserve may take to increase or reduce targeted rates in response to COVID-19 or other factors.

We have taken multiple steps to support our clients through these challenging times (see the “CIBC client relief programs in response to COVID-19” section for further details). Governments, monetary authorities, regulators and financial institutions have also taken actions to support the economy, increase liquidity, mitigate unemployment, provide temporary financial assistance and regulatory flexibility, and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. We continue to work with regulators and governments across the jurisdictions in which we operate to support and facilitate government programs assisting our clients. The unprecedented nature, scope and speed of these actions, while essential to mitigate the economic damage of the crisis, present additional risks for CIBC.

The possibility of widespread illness amongst our clients and team members poses additional business and operational risk. We continue to adapt our operating model to the resurgence of COVID-19 cases, with a focus on the continued safety of our team members, especially those working on-site. Remote work arrangements continue to be in place where possible, with our return to office strategy evolving in line with government and public health authorities’ guidelines.

Overall, our organization has adapted well. Relevant operational risk metrics continue to track at an acceptable level, while uncertainty remains around the operational impact of the prolonged pandemic. Operational resilience and sustainability remain key areas of focus. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner.

If the COVID-19 pandemic is prolonged beyond our expectations, or further variants continue to emerge that give rise to similar effects that vaccines are not able to effectively mitigate in a timely manner, the adverse impact on the economy could deepen and result in further volatility and declines in financial markets. Moreover, it remains uncertain how the macroeconomic environment, societal and business norms will be impacted following this pandemic. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have adverse impacts on our business, results of operations, reputation and financial condition, for a substantial period of time.

Commodity prices

Within the past year, we have observed high volatility and historic lows in the price of crude oil driven by excess supply owing to a price war and constrained global activity impacting demand as the COVID-19 pandemic took hold. In recent months, we have seen a strong recovery in the price of oil, with West Texas Intermediate now trading above $60 per barrel, reflecting expectations of a return to economic growth as vaccination programs are well underway, along with a commitment from producers to restrict output. However, future price volatility remains a concern as considerable uncertainty remains associated with the pandemic recovery and the ongoing cooperation of the Organization of the Petroleum Exporting Countries (OPEC), and other major producers such as Saudi Arabia and Russia. In addition, we observed disruptions caused by a ransomware attack on the largest U.S. fuel pipeline, Colonial, causing operations to temporarily shut down as well as Michigan’s order to shut down Enbridge’s Line 5 pipeline; however, no material impacts to prices have been observed to date. Across the globe, and most notably in the U.S. under the Biden administration, we have seen a renewed focus of late on green energy policies with significant levels of infrastructure spending proposed to curb carbon emissions along with a recommitment to the goals of the Paris Agreement. These efforts, if sustained, are likely to have long-term impacts on the oil industry. Clients in our oil and gas portfolio continue to be assessed on the basis of our enhanced risk metrics that reflect the current environment. Other commodities including iron ore, lumber, copper and other base metals all reached multi-year highs recently amidst increased demand from Europe and China, vast fiscal stimulus announcements in the U.S., and increased green investments across the world economy. We continue to closely monitor our overall commodity exposure in a prudent manner.

CIBC SECOND QUARTER 2021	21

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geo-political risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:

•

Global uncertainty and market repercussions pertaining to the spread of COVID-19, including concerns related to the current and subsequent waves of infection as well as the growing case counts in other countries, the spread of the variants of concern, and the vaccine rollout programs;

•	Ongoing U.S. and China relations and trade issues;
•	Diplomatic tensions and the trade dispute between Canada and China;
•	Implications of the U.S. “Buy American” policy;
•	Relations between the U.S. and Iran;
•	Escalating tensions in the Middle East;
•	Civil unrest associated with the anti-government protests in Hong Kong; and
•	Concerns following the agreed-upon Brexit deal.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Canadian consumer debt and the housing market

Regulatory measures that include revised mortgage underwriting guidelines (B-20 guidelines) and taxes on foreign ownership, combined with a previous low unemployment environment, had their intended effect as debt-to-income ratios flattened in 2018–2019. To counter the economic impact due to COVID-19, the government put in place several support programs, the Bank of Canada cut interest rates and CIBC assisted clients by offering temporary relief across all retail products. The housing market continues to appreciate in the midst of continued economic and employment uncertainty. Currently, we qualify variable rate mortgage borrowers using the Bank of Canada five-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points and is required as part of the B-20 guidelines. Effective June 1, 2021, OSFI and the Department of Finance announced that the minimum qualifying rate for uninsured and insured mortgages will be the higher of the mortgage contract rate plus 2%, or 5.25%, effectively replacing the Bank of Canada’s five-year fixed benchmark as the minimum floor. We run our enterprise-wide statistical stress tests at lower home prices to determine potential direct losses and have also conducted stress tests to assess the impact of rising unemployment rates on borrowers’ ability to repay loan obligations.

Interbank Offered Rate (IBOR) transition

Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by new risk-free rates that are largely based on traded markets. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administrator (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that certain non-USD LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to CIBC, and the industry as a whole. These transition risks include market risk (in the eventuality that new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). CIBC has established a comprehensive enterprise-wide program to manage and coordinate all aspects of the transition, including the identification and mitigation of these risks. See the “Other regulatory developments” section for further details.

Regulatory developments

See the “Capital management”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to our interim consolidated financial statements for additional information on accounting developments.

22	CIBC SECOND QUARTER 2021

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at April 30, 2021:

(1)	Includes counterparty credit risk of $118 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $16,381 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $126 million, which comprises derivatives and repo-style transactions.
(4)	Represents allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC SECOND QUARTER 2021	23

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2021 Apr. 30	2020 Oct. 31
Business and government portfolios – advanced internal ratings-based approach (AIRB)
Drawn	$231,091	$248,265
Undrawn commitments	64,009	59,379
Repo-style transactions	221,772	202,809
Other off-balance sheet	78,971	75,399
OTC derivatives	17,521	18,850
Gross exposure at default (EAD) on business and government portfolios	613,364	604,702
Less: Collateral held for repo-style transactions	204,935	187,832
Net EAD on business and government portfolios	408,429	416,870
Retail portfolios – AIRB approach
Drawn	279,121	265,097
Undrawn commitments	92,093	87,294
Other off-balance sheet	335	306
Gross EAD on retail portfolios	371,549	352,697
Standardized portfolios (1)	79,639	79,350
Securitization exposures – AIRB approach	10,396	12,276
Gross EAD	$1,074,948	$1,049,025
Net EAD	$870,013	$861,193
(1)

Includes $69.0 billion relating to business and government loans (October 31, 2020: $69.7 billion), $5.9 billion (October 31, 2020: $6.2 billion) relating to retail portfolios, and $4.8 billion (October 31, 2020: $3.5 billion) relating to securitization exposures. Our business and government loans under the standardized approach consist of $43.3 billion (October 31, 2020: $45.7 billion) to corporates, $24.1 billion (October 31, 2020: $22.7 billion) to sovereigns, and $1.6 billion (October 31, 2020: $1.3 billion) to banks.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential for default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

CIBC client relief programs in response to COVID-19

We have been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic. Further details about the client relief programs offered are described on page 62 of our 2020 Annual Report and in Note 6 to the consolidated financial statements in our 2020 Annual Report. The number of clients under these payment deferral programs has continued to decline considerably relative to the second and third quarters of 2020. Following the expiry of their payment deferral terms, the majority of these clients have returned to making regular payments on their loans with a relatively small segment of client accounts written off. As at April 30, 2021, the gross outstanding balance of loans for which CIBC provided payment deferrals was not significant for retail loans and products in Canada and the Caribbean (October 31, 2020: $3.3 billion) and $0.5 billion for business and government loans (October 31, 2020: $2.5 billion), including $0.1 billion in Canada and the U.S. (October 31, 2020: $1.0 billion) and $0.4 billion in the Caribbean (October 31, 2020: $1.5 billion). In addition to the loans that are under payment deferral programs in the Caribbean, an additional $0.6 billion of loans are expected to be restructured in the near term.

Government lending programs in response to COVID-19

During 2020, CIBC was engaged in a number of Government of Canada lending programs, including the Canada Emergency Business Account (CEBA) program and the Business Credit Availability Program (BCAP), that were introduced to improve access to credit and financing for Canadian businesses facing operational cash flow and liquidity challenges during the period of significant uncertainty caused by the COVID-19 pandemic. In addition, the U.S. federal government introduced government-backed loans and other funding programs for small and medium-sized businesses, including the U.S. Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Further details about the programs are described on page 62 of our 2020 Annual Report and in Note 2 to the consolidated financial statements in our 2020 Annual Report.

On January 26, 2021, the Government of Canada launched the HASCAP, which is a new loan program that is 100% guaranteed by the BDC and is available to small and medium-sized businesses that have been hardest hit by the pandemic. Application by eligible businesses commenced on February 1, 2021. Loans provided by CIBC under the HASCAP will be recognized on our consolidated balance sheet when funded.

As at April 30, 2021, loans of $4.4 billion (October 31, 2020: $2.9 billion) have been provided to our clients under the CEBA, which are accounted for off-balance sheet. In addition, funded loans outstanding on our interim consolidated balance sheet under the BCAP and HASCAP programs were $0.2 billion (October 31, 2020: $0.2 billion), while loans outstanding under the PPP in the U.S. were US$1.8 billion (October 31, 2020: US$1.9 billion).

24	CIBC SECOND QUARTER 2021

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at April 30, 2021	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$27.5	23%	$93.0	77%	$10.0	100%	$27.5	21%	$103.0	79%
British Columbia and territories (4)	9.5	21	36.4	79	3.9	100	9.5	19	40.3	81
Alberta	13.3	51	12.8	49	2.2	100	13.3	47	15.0	53
Quebec	5.8	34	11.5	66	1.2	100	5.8	31	12.7	69
Central prairie provinces	3.6	48	3.9	52	0.6	100	3.6	44	4.5	56
Atlantic provinces	3.9	46	4.6	54	0.7	100	3.9	42	5.3	58
Canadian portfolio (5)(6)	63.6	28	162.2	72	18.6	100	63.6	26	180.8	74
U.S. portfolio (5)	–	–	1.9	100	–	–	–	–	1.9	100
Other international portfolio (5)	–	–	2.3	100	–	–	–	–	2.3	100
Total portfolio	$63.6	28%	$166.4	72%	$18.6	100%	$63.6	26%	$185.0	74%
October 31, 2020	$67.0	31%	$149.0	69%	$19.6	100%	$67.0	28%	$168.6	72%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at April 30, 2021 and October 31, 2020.
(3)

Includes $12.8 billion (October 31, 2020: $13.8 billion) of insured residential mortgages, $59.8 billion (October 31, 2020: $53.4 billion) of uninsured residential mortgages, and $5.8 billion (October 31, 2020: $6.1 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)

Includes $4.2 billion (October 31, 2020: $4.5 billion) of insured residential mortgages, $25.2 billion (October 31, 2020: $22.9 billion) of uninsured residential mortgages, and $2.4 billion (October 31, 2020: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)

67% (October 31, 2020: 71%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios(1) for our uninsured residential mortgages and HELOCs originated and acquired during the quarter and six months ended April 30, 2021 are provided in the following table.

	For the three months ended						For the six months ended
	2021 Apr. 30		2021 Jan. 31		2020 Apr. 30		2021 Apr. 30		2020 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	63%	68%	63%	68%	64%	67%	63%	68%	63%	67%
British Columbia and territories (3)	60	66	59	66	60	64	60	66	60	64
Alberta	68	74	66	73	69	73	67	73	69	72
Quebec	68	73	68	74	68	73	68	73	68	72
Central prairie provinces	68	75	68	75	69	74	68	75	69	74
Atlantic provinces	70	75	68	75	72	75	69	75	72	74
Canadian portfolio (4)	63%	69%	63%	69%	64%	68%	63%	69%	64%	68%
U.S. portfolio (4)	64%	71%	63%	63%	67%	68%	62%	67%	66%	65%
Other international portfolio (4)	76%	n/m	76%	n/m	73%	n/m	76%	n/m	71%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)

Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 63% (January 31, 2021: 63%; April 30, 2020: 62%) and 63% for the six months ended April 30, 2021 (April 30, 2020: 61%).

(3)

Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 58% (January 31, 2021: 57%; April 30, 2020: 58%) and 58% for the six months ended April 30, 2021 (April 30, 2020: 57%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2021 (1)(2)	54%	51%
October 31, 2020 (1)(2)	55%	52%
(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2021 and October 31, 2020 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2021 and September 30, 2020, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)

Average LTV ratio on our uninsured GTA residential mortgage portfolio was 49% (October 31, 2020: 48%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 47% (October 31, 2020: 46%).

CIBC SECOND QUARTER 2021	25

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments other than the minimum contractual amount and/or a different frequency of payments.

Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
April 30, 2021	–%	–%	2%	7%	56%	35%	–%	–%
October 31, 2020	–%	1%	2%	7%	54%	36%	–%	–%
U.S. portfolio
April 30, 2021	–%	1%	1%	1%	9%	88%	–%	–%
October 31, 2020	–%	1%	1%	1%	8%	89%	–%	–%
Other international portfolio
April 30, 2021	14%	15%	23%	23%	18%	8%	–%	–%
October 31, 2020	11%	15%	23%	23%	18%	10%	–%	–%

Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
April 30, 2021	1%	4%	7%	18%	44%	26%	–%	–%
October 31, 2020	2%	4%	7%	18%	44%	25%	–%	–%
U.S. portfolio
April 30, 2021	1%	3%	7%	10%	9%	70%	–%	–%
October 31, 2020	2%	3%	7%	10%	10%	68%	–%	–%
Other international portfolio
April 30, 2021	7%	13%	22%	23%	19%	15%	2%	–%
October 31, 2020	7%	13%	22%	23%	19%	14%	2%	–%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2021, our Canadian condominium mortgages were $31.4 billion (October 31, 2020: $28.1 billion) of which 28% (October 31, 2020: 31%) were insured. Our drawn developer loans were $1.4 billion (October 31, 2020: $1.4 billion) or 1.0% (October 31, 2020: 1.0%) of our business and government portfolio, and our related undrawn exposure was $4.5 billion (October 31, 2020: $4.5 billion). The condominium developer exposure is diversified across 104 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

On May 20, 2021, OSFI and the Department of Finance announced that effective June 1, 2021, the minimum qualifying rate for uninsured and insured mortgages will be the higher of the mortgage contract rate plus 2%, or 5.25%, as a minimum floor. The 5.25% replaces the Bank of Canada’s five-year benchmark posted mortgage rate that is currently applied, and OSFI as well as the Department of Finance will revisit it at least annually to ensure it remains appropriate for risks in the environment.

Trading credit exposure

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 13 to the consolidated financial statements included in our 2020 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2021 Apr. 30		2020 Oct. 31 (1)
	Exposure (2)
Investment grade	$8.67	77.0%	$7.45	74.8%
Non-investment grade	2.48	22.0	2.40	24.1
Watch list	0.10	0.9	0.10	1.0
Default	0.01	0.1	0.01	0.1
	$11.26	100.0%	$9.96	100.0%
(1)	Restated from amounts previously presented.
(2)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

26	CIBC SECOND QUARTER 2021

Impaired loans

The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the six months ended
$ millions	2021 Apr. 30			2021 Jan. 31			2020 Apr. 30			2021 Apr. 30			2020 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,476	$979	$2,455	$1,359	$990	$2,349	$907	$995	$1,902	$1,359	$990	$2,349	$911	$955	$1,866
Classified as impaired during the period	192	534	726	407	433	840	316	558	874	599	967	1,566	460	1,083	1,543
Transferred to performing during the period	(33)	(152)	(185)	(68)	(201)	(269)	(10)	(94)	(104)	(101)	(353)	(454)	(20)	(199)	(219)
Net repayments	(118)	(159)	(277)	(126)	(84)	(210)	(79)	(155)	(234)	(244)	(243)	(487)	(179)	(307)	(486)
Amounts written off	(66)	(250)	(316)	(70)	(150)	(220)	(16)	(228)	(244)	(136)	(400)	(536)	(56)	(457)	(513)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	(31)	–	(31)	–	–	–	–	–	–	(31)	–	(31)	–	–	–
Purchased credit-impaired loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(29)	(9)	(38)	(26)	(9)	(35)	26	12	38	(55)	(18)	(73)	28	13	41
Balance at end of period	$1,391	$943	$2,334	$1,476	$979	$2,455	$1,144	$1,088	$2,232	$1,391	$943	$2,334	$1,144	$1,088	$2,232
Allowance for credit losses – impaired loans
Balance at beginning of period	$686	$266	$952	$650	$264	$914	$391	$267	$658	$650	$264	$914	$376	$268	$644
Amounts written off (1)	(66)	(250)	(316)	(70)	(150)	(220)	(16)	(228)	(244)	(136)	(400)	(536)	(56)	(457)	(513)
Recoveries of amounts written off in previous periods	5	50	55	3	45	48	3	42	45	8	95	103	6	91	97
Charge to income statement (2)	15	231	246	121	117	238	134	209	343	136	348	484	192	395	587
Interest accrued on impaired loans	(5)	(6)	(11)	(6)	(5)	(11)	(3)	(6)	(9)	(11)	(11)	(22)	(8)	(12)	(20)
Foreign exchange and other	(15)	(5)	(20)	(12)	(5)	(17)	10	4	14	(27)	(10)	(37)	9	3	12
Balance at end of period	$620	$286	$906	$686	$266	$952	$519	$288	$807	$620	$286	$906	$519	$288	$807
Net impaired loans (3)
Balance at beginning of period	$790	$713	$1,503	$709	$726	$1,435	$516	$728	$1,244	$709	$726	$1,435	$535	$687	$1,222
Net change in gross impaired	(85)	(36)	(121)	117	(11)	106	237	93	330	32	(47)	(15)	233	133	366
Net change in allowance	66	(20)	46	(36)	(2)	(38)	(128)	(21)	(149)	30	(22)	8	(143)	(20)	(163)
Balance at end of period	$771	$657	$1,428	$790	$713	$1,503	$625	$800	$1,425	$771	$657	$1,428	$625	$800	$1,425
Net impaired loans as a percentage of net loans and acceptances			0.33%			0.36%			0.34%			0.33%			0.34%
(1)	Includes the amount of allowance for credit losses on impaired loans that is written off on disposals of loans.
(2)	Excludes provision for credit losses on impaired undrawn credit facilities and other off-balance sheet exposures.
(3)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

Gross impaired loans

As at April 30, 2021, gross impaired loans were $2,334 million, up $102 million from the same quarter last year, primarily due to increases in the real estate and construction, and utilities sectors, partially offset by a decrease in the Canadian residential mortgages portfolio and the impact of foreign exchange translation.

Gross impaired loans were down $121 million from the prior quarter, primarily due to decreases in the real estate and construction, and oil and gas sectors, the impact of foreign exchange translation, residential mortgages portfolio, and retail and wholesale sector, partially offset by increases in the financial institutions and utilities sectors.

58% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, retail and wholesale, and utilities sectors accounted for the majority.

28% of gross impaired loans related to the U.S., of which the real estate and construction, oil and gas, and financial institutions sectors accounted for the majority.

The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, and the real estate and construction sector accounted for the majority.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $906 million, up $99 million from the same quarter last year, primarily due to increases in the utilities, real estate and construction, and retail and wholesale sectors, partially offset by a decrease driven by foreign exchange translation.

Allowance for credit losses on impaired loans was down $46 million from the prior quarter, primarily due to decreases in the oil and gas, and real estate and construction sectors, and the impact of foreign exchange translation, partially offset by an increase in the Canadian residential mortgages portfolio.

Loans contractually past due but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Most risk rated business and government loans that were contractually past due at the time relief was provided pursuant to payment deferral programs were presented in the aging category that applied at the time deferrals were granted during the period of the deferral. Other business and government loans, credit cards, personal loans and residential mortgages that were subject to a payment deferral program were generally presented in the aging category that applied as at March 31, 2020 during the period of the deferral, which approximated the time when the majority of the deferrals were granted. Loans that have exited a deferral program generally continue to age based on the status that was applied at the beginning of the program to the extent a payment has not been made.

$ millions, as at			2021 Apr. 30	2020 Oct. 31 (1)
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$672	$–	$672	$1,152
Personal	159	–	159	222
Credit card	125	78	203	321
Business and government	301	–	301	281
	$1,257	$78	$1,335	$1,976
(1)	Excludes loans past due less than 30 days as such loans are not generally indicative of the borrowers’ ability to repay.

CIBC SECOND QUARTER 2021	27

Exposure to certain countries and regions

Europe

The following table provides our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 39% (January 31, 2021: 43%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s Investors Service, Inc. (Moody’s) or Standard & Poor’s (S&P).

The following table provides a summary of our positions in this business:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at April 30, 2021	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$529	$57	$586	$–	$4	$4	$–	$–	$–	$–	$590
Finland	51	1	406	458	119	6	125	–	–	–	–	583
France	19	42	80	141	357	52	409	–	3	38	41	591
Germany	451	1,267	228	1,946	180	106	286	48	–	36	84	2,316
Greece	–	–	–	–	–	–	–	–	–	–	–	–
Ireland	226	–	101	327	42	–	42	10	–	230	240	609
Luxembourg	135	–	2,266	2,401	86	45	131	3	26	40	69	2,601
Netherlands	297	485	186	968	400	241	641	32	–	3	35	1,644
Norway	205	332	89	626	596	–	596	–	3	–	3	1,225
Spain	93	–	8	101	8	27	35	–	–	–	–	136
Sweden	383	900	145	1,428	160	–	160	18	–	4	22	1,610
Switzerland	99	–	9	108	162	–	162	4	–	94	98	368
United Kingdom	2,637	1,881	1,545	6,063	3,163	310	3,473	508	9	620	1,137	10,673
Other European countries	62	63	62	187	12	92	104	1,995	–	6	2,001	2,292
Total Europe	$4,658	$5,500	$5,182	$15,340	$5,285	$883	$6,168	$2,618	$41	$1,071	$3,730	$25,238
October 31, 2020	$4,275	$3,598	$5,157	$13,030	$5,063	$968	$6,031	$788	$92	$835	$1,715	$20,776
(1)

The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $1.6 billion (October 31, 2020: $1.8 billion), collateral on repo-style transactions was $33.3 billion (October 31, 2020: $30.3 billion), and both comprise cash and investment grade debt securities.

We have $2,024 million (January 31, 2021: $1,953 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our derivatives transactions and securities borrowing and lending activity from counterparties that are not in Europe.

28	CIBC SECOND QUARTER 2021

Market risk

Market risk is the risk of economic or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2021 Apr. 30					2020 Oct. 31
		Subject to market risk (1)					Subject to market risk (1)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$26,924	$–		$2,660	$24,264	$43,531	$–		$2,445	$41,086	Foreign exchange
Interest-bearing deposits with banks	20,273	134		20,139	–	18,987	75		18,912	–	Interest rate
Securities	155,122	55,822		99,300	–	149,046	45,825		103,221	–	Interest rate, equity
Cash collateral on securities borrowed	11,573	–		11,573	–	8,547	–		8,547	–	Interest rate
Securities purchased under resale agreements	63,106	–		63,106	–	65,595	–		65,595	–	Interest rate
Loans
Residential mortgages	234,747	–		234,747	–	221,165	–		221,165	–	Interest rate
Personal	42,371	–		42,371	–	42,222	–		42,222	–	Interest rate
Credit card	10,633	–		10,633	–	11,389	–		11,389	–	Interest rate
Business and government	136,567	22,086	(2)	114,481	–	135,546	22,643	(2)	112,903	–	Interest rate
Allowance for credit losses	(3,200)	–		(3,200)	–	(3,540)	–		(3,540)	–	Interest rate
Derivative instruments	35,313	33,214		2,099	–	32,730	31,244		1,486	–	Interest rate, foreign exchange
Customers’ liability under acceptances	11,002	–		11,002	–	9,606	–		9,606	–	Interest rate
Other assets	38,447	4,056		24,225	10,166	34,727	3,364		20,613	10,750	Interest rate, equity, foreign exchange
	$782,878	$115,312		$633,136	$34,430	$769,551	$103,151		$614,564	$51,836
Deposits	$576,563	$567	(3)	$508,396	$67,600	$570,740	$484	(3)	$510,788	$59,468	Interest rate
Obligations related to securities sold short	20,269	18,803		1,466	–	15,963	13,795		2,168	–	Interest rate
Cash collateral on securities lent	3,205	–		3,205	–	1,824	–		1,824	–	Interest rate
Obligations related to securities sold under repurchase agreements	66,120	–		66,120	–	71,653	–		71,653	–	Interest rate
Derivative instruments	34,121	32,819		1,302	–	30,508	29,436		1,072	–	Interest rate, foreign exchange
Acceptances	11,071	–		11,071	–	9,649	–		9,649	–	Interest rate
Other liabilities	23,196	1,947		11,851	9,398	22,167	2,386		10,926	8,855	Interest rate
Subordinated indebtedness	5,653	–		5,653	–	5,712	–		5,712	–	Interest rate
	$740,198	$54,136		$609,064	$76,998	$728,216	$46,101		$613,792	$68,323
(1)	FVA are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA also excluded.
(2)	Excludes $241 million (October 31, 2020: $291 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

CIBC SECOND QUARTER 2021	29

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended April 30, 2021 was down $1.0 million from the prior quarter, driven primarily by an increase in diversification benefit and a decrease in foreign exchange risk, partially offset by an increase in interest rate and credit spread risks.

Average stressed total VaR for the three months ended April 30, 2021 was down $0.9 million from the prior quarter, driven by a decrease in foreign exchange risk. For the periods presented, our Stressed VaR windows were in the 2008-2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended April 30, 2021 was up $27.0 million from the prior quarter, partially due to an increase in inventory of corporate bonds.

VaR by risk type – trading portfolio

							As at or for the three months ended			As at or for the six months ended
$ millions					2021 Apr. 30		2021 Jan. 31		2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
	High		Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$12.0	12.0	$4.1	$10.3	$7.5	$5.2	$6.6	$7.4	$5.3	$7.1	$5.9
Credit spread risk		11.8	6.1	9.4	8.9	8.8	8.0	8.7	6.4	8.5	4.1
Equity risk		5.3	3.0	3.3	3.7	3.7	3.4	4.7	5.0	3.5	3.7
Foreign exchange risk		1.7	0.7	1.1	1.2	1.4	1.7	1.7	1.4	1.4	2.0
Commodity risk		5.2	1.1	1.1	3.1	3.2	3.1	7.9	2.6	3.1	2.8
Debt specific risk		5.7	2.1	3.5	3.5	4.1	3.2	2.5	2.2	3.3	2.1
Diversification effect (1)		n/m	n/m	(21.5)	(21.1)	(19.4)	(18.2)	(19.8)	(11.0)	(19.6)	(11.7)
Total VaR (one-day measure)		$10.0	$4.6	$7.2	$6.8	$7.0	$7.8	$13.1	$11.9	$7.3	$8.9
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

						As at or for the three months ended			As at or for the six months ended
$ millions				2021 Apr. 30		2021 Jan. 31		2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$39.8	$13.6	$31.3	$23.7	$25.7	$24.4	$18.2	$17.7	$24.0	$22.7
Credit spread risk	12.1	5.7	6.8	8.9	10.2	9.8	9.2	10.1	9.3	10.1
Equity risk	14.8	2.5	6.4	8.1	13.6	8.9	3.7	7.2	8.5	4.7
Foreign exchange risk	12.1	0.2	2.1	2.4	15.7	10.7	11.8	6.7	6.5	8.9
Commodity risk	11.1	1.5	2.6	3.1	2.0	2.3	3.6	4.4	2.7	5.4
Debt specific risk	6.8	4.1	5.5	5.2	6.3	5.8	4.6	5.4	5.5	5.2
Diversification effect (1)	n/m	n/m	(27.5)	(25.2)	(43.5)	(34.8)	(28.8)	(29.8)	(29.9)	(36.7)
Stressed total VaR (one-day measure)	$40.0	$17.6	$27.2	$26.2	$30.0	$27.1	$22.3	$21.7	$26.6	$20.3
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

						As at or for the three months ended			As at or for the six months ended

$ millions				2021 Apr. 30		2021 Jan. 31		2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$208.8	$113.5	$152.3	$144.2	$130.5	$113.1	$128.9	$146.9	$128.9	$152.2
Migration risk	74.9	43.5	67.5	55.0	50.5	59.1	79.7	82.3	57.0	76.3
IRC (one-year measure) (1)	$266.4	$164.3	$219.8	$199.2	$181.0	$172.2	$208.6	$229.2	$185.9	$228.5
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

30	CIBC SECOND QUARTER 2021

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $14.2 million occurred on March 4, 2021, and it was attributed to normal course activity within the global markets line of business. Average daily trading revenue (TEB) was $7.1 million during the quarter, and the average daily TEB was $0.8 million.

Trading revenue (TEB)(1) versus VaR(2)

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	FVA are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA also excluded.

Non-trading activities

Structural interest rate risk (SIRR)

SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product margins and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.

SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The following table shows the potential before-tax impact of an immediate and sustained 100 basis points increase and 25 basis points decrease in interest rates on projected 12-month net interest income and economic value of equity for our structural balance sheet, assuming no subsequent hedging. While an immediate and sustained shock of 100 basis points is typically applied, and notwithstanding the possibility of negative rates, due to the low interest rate environment in both Canada and the U.S. at the end of the quarter, an immediate downward shock of 25 basis points was applied while maintaining a floor on market and client interest rates at zero.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2021 Apr. 30		2021 Jan. 31		2020 Apr. 30
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$362	$77	$384	$42	$296	$47
Increase (decrease) in present value of shareholders’ equity	(608)	(288)	(564)	(365)	(579)	(257)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(148)	(50)	(122)	(66)	(92)	(70)
Increase (decrease) in present value of shareholders’ equity	83	27	77	40	107	(12)
(1)	Includes CAD and other currency exposures.

CIBC SECOND QUARTER 2021	31

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan.

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and consider CIBC’s business activities. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2021	Cash and deposits with banks	$47,197	$–	$47,197	$283	$46,914
Apr. 30	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	109,774	99,748	209,522	126,679	82,843
	Other debt securities	4,779	3,969	8,748	2,401	6,347
	Equities	36,398	20,191	56,589	23,667	32,922
	Canadian government guaranteed National Housing Act mortgage-backed securities	37,459	317	37,776	13,577	24,199
	Other liquid assets (2)	14,409	3,164	17,573	8,013	9,560
		$250,016	$127,389	$377,405	$174,620	$202,785
2020	Cash and deposits with banks	$62,518	$–	$62,518	$133	$62,385
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	112,403	92,202	204,605	108,425	96,180
	Other debt securities	4,798	4,288	9,086	2,603	6,483
	Equities	27,169	15,924	43,093	21,449	21,644
	Canadian government guaranteed National Housing Act mortgage-backed securities	40,592	895	41,487	13,084	28,403
	Other liquid assets (2)	10,909	2,109	13,018	5,441	7,577
		$258,389	$115,418	$373,807	$151,135	$222,672
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2021 Apr. 30	2020 Oct. 31
CIBC (parent)	$145,170	$170,936
Domestic subsidiaries	14,324	12,355
Foreign subsidiaries	43,291	39,381
	$202,785	$222,672

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets decreased by $19.9 billion since October 31, 2020, as a result of forecasted funding repayments from available cash positions.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

32	CIBC SECOND QUARTER 2021

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.

The following table provides a summary of our on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2021	Cash and deposits with banks	$–	$283	$46,914	$–	$47,197
Apr. 30	Securities	146,363	2,087	130,065	–	278,515
	Loans, net of allowance (3)	1,916	40,758	31,245	347,199	421,118
	Other assets	7,697	–	3,776	73,289	84,762
		$155,976	$43,128	$212,000	$420,488	$831,592
2020	Cash and deposits with banks	$–	$133	$62,385	$–	$62,518
Oct. 31	Securities	127,974	678	132,493	–	261,145
	Loans, net of allowance (3)	7,946	42,291	34,103	322,441	406,781
	Other assets	4,950	–	2,731	69,382	77,063
		$140,870	$43,102	$231,712	$391,823	$807,507
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

CIBC SECOND QUARTER 2021	33

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended April 30, 2021		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$178,970
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$206,139	15,381
3	Stable deposits	89,438	2,683
4	Less stable deposits	116,701	12,698
5	Unsecured wholesale funding, of which:	200,614	99,741
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	69,363	16,777
7	Non-operational deposits (all counterparties)	106,286	57,999
8	Unsecured debt	24,965	24,965
9	Secured wholesale funding	n/a	5,054
10	Additional requirements, of which:	124,908	28,853
11	Outflows related to derivative exposures and other collateral requirements	19,026	10,125
12	Outflows related to loss of funding on debt products	2,219	2,219
13	Credit and liquidity facilities	103,663	16,509
14	Other contractual funding obligations	3,223	3,223
15	Other contingent funding obligations	314,255	6,193
16	Total cash outflows	n/a	158,445
Cash inflows
17	Secured lending (e.g. reverse repos)	80,356	12,300
18	Inflows from fully performing exposures	18,345	9,295
19	Other cash inflows	3,630	3,630
20	Total cash inflows	$102,331	$25,225
			Total adjusted value
21	Total HQLA	n/a	$178,970
22	Total net cash outflows	n/a	$133,220
23	LCR	n/a	134%
$ millions, average of the three months ended January 31, 2021			Total adjusted value
24	Total HQLA	n/a	$190,484
25	Total net cash outflows	n/a	$133,693
26	LCR	n/a	142%
(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at April 30, 2021 decreased to 134% from 142% in the prior quarter, largely due to forecasted term funding repayments from cash and liquid assets.

Net stable funding ratio (NSFR)

Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s LAR Guideline, CIBC reports the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).

The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with CIBC’s funding strategy, key drivers of CIBC’s ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.

The ratio’s denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. CIBC’s RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.

The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. CIBC reports the liabilities arising from the Canada Mortgage Bonds (CMB) program and the corresponding encumbered assets as interdependent.

34	CIBC SECOND QUARTER 2021

The NSFR is disclosed using an OSFI-prescribed disclosure template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the below table may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at April 30, 2021		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$44,043	$–	$–	$5,051	$49,093
2	Regulatory capital	44,043	–	–	5,051	49,093
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	188,423	27,025	11,827	10,133	219,254
5	Stable deposits	88,493	10,889	7,405	6,532	107,980
6	Less stable deposits	99,930	16,136	4,422	3,601	111,274
7	Wholesale funding	142,622	148,904	30,076	57,352	159,513
8	Operational deposits	68,518	6,547	–	–	37,533
9	Other wholesale funding	74,104	142,357	30,076	57,352	121,980
10	Liabilities with matching interdependent assets	–	2,239	1,627	14,384	–
11	Other liabilities	–	78,700 (1)			6,203
12	NSFR derivative liabilities		6,599 (1)
13	All other liabilities and equity not included in the above categories	–	48,494	133	23,474	6,203
14	Total ASF					434,063
RSF item
15	Total NSFR HQLA					14,464
16	Deposits held at other financial institutions for operational purposes	–	2,410	–	233	1,439
17	Performing loans and securities	57,299	94,763	40,418	271,811	298,455
18	Performing loans to financial institutions secured by Level 1 HQLA	–	20,487	3,239	127	2,983
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	390	29,215	3,852	7,966	13,531
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	26,462	31,003	17,193	95,110	127,622
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	17,879	12,944	15,505	164,744	139,480
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	17,879	12,869	15,433	160,503	135,801
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	12,568	1,114	629	3,864	14,839
25	Assets with matching interdependent liabilities	–	2,239	1,627	14,384	–
26	Other assets	13,049	78,042 (1)			42,918
27	Physical traded commodities, including gold	3,776				3,209
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		7,692 (1)			6,538
29	NSFR derivative assets		10,379 (1)			3,780
30	NSFR derivative liabilities before deduction of variation margin posted		17,794 (1)			890
31	All other assets not included in the above categories	9,273	36,678	317	5,182	28,501
32	Off-balance sheet items		316,801 (1)			10,979
33	Total RSF					$368,255
34	NSFR					118%
$ millions, as at January 31, 2021						Weighted value
35	Total ASF					$434,977
36	Total RSF					$356,746
37	NSFR					122%
(1)	No assigned time period per disclosure template design.

Our NSFR as at April 30, 2021 decreased to 118% from 122% in the prior quarter, due to an increase in lending in line with strategic business growth, partially offset by an increase in long-term funding.

CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.

Reporting of the LCR and NSFR is calibrated centrally by CIBC Treasury, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC SECOND QUARTER 2021	35

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

The following table provides the contractual maturity profile of CIBC’s wholesale funding sources at their carrying values:

$ millions, as at April 30, 2021	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$4,364	$684	$280	$93	$5,421	$–	$–	$5,421
Certificates of deposit and commercial paper	8,160	14,985	20,528	16,547	60,220	–	–	60,220
Bearer deposit notes and bankers’ acceptances	226	1,011	1,052	189	2,478	–	–	2,478
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	–	1,930	1,540	3,644	7,114	9,101	26,331	42,546
Senior unsecured structured notes	31	–	220	–	251	–	98	349
Covered bonds/asset-backed securities
Mortgage securitization	–	1,832	413	1,641	3,886	2,570	12,071	18,527
Covered bonds	–	2,160	200	1,060	3,420	9,541	6,116	19,077
Cards securitization	790	–	–	–	790	–	800	1,590
Subordinated liabilities	–	–	–	–	–	–	5,653	5,653
Other	–	–	–	–	–	246	8	254
	$13,571	$22,602	$24,233	$23,174	$83,580	$21,458	$51,077	$156,115
Of which:
Secured	$790	$3,992	$613	$2,701	$8,096	$12,111	$18,987	$39,194
Unsecured	12,781	18,610	23,620	20,473	75,484	9,347	32,090	116,921
	$13,571	$22,602	$24,233	$23,174	$83,580	$21,458	$51,077	$156,115
October 31, 2020	$17,139	$15,400	$12,670	$35,224	$80,433	$17,648	$54,253	$152,334
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at	2021 Apr. 30		2020 Oct. 31
CAD	$46.5	30%	$50.8	33%
USD	83.9	54	75.4	50
Other	25.7	16	26.1	17
	$156.1	100%	$152.3	100%

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.

Our credit ratings are summarized in the following table:

As at April 30, 2021	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BB+
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Negative	Stable	Stable
(1)

DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

36	CIBC SECOND QUARTER 2021

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2021 Apr. 30	2020 Oct. 31
One-notch downgrade	$ 0.1	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.3	0.3

Regulatory developments concerning liquidity

On March 27, 2020, as a COVID-19 support measure, OSFI had allowed a temporary increase to the covered bond limit from 5.5% to 10% of total assets to facilitate greater access to the Bank of Canada facilities. The temporary increase in the limit targeted covered bonds pledged directly to the Bank of Canada, with the limit relating to market instruments remaining at 5.5%. Effective April 6, 2021, as a result of improvements to liquidity and access to term funding, OSFI announced the unwinding of the temporary increase of the covered bond limit for deposit-taking institutions. CIBC remains compliant with the stipulated requirements.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at April 30, 2021	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$26,924	$–	$–	$–	$–	$–	$–	$–	$–	$26,924
Interest-bearing deposits with banks	20,273	–	–	–	–	–	–	–	–	20,273
Securities	3,936	4,605	5,353	5,118	5,010	17,231	45,282	31,337	37,250	155,122
Cash collateral on securities borrowed	11,573	–	–	–	–	–	–	–	–	11,573
Securities purchased under resale agreements	33,633	18,345	6,273	2,191	2,652	12	–	–	–	63,106
Loans
Residential mortgages	1,825	4,714	11,214	10,898	9,583	46,977	141,895	7,641	–	234,747
Personal	1,171	832	1,112	1,051	1,251	500	3,498	3,874	29,082	42,371
Credit card	223	447	670	670	670	2,679	5,274	–	–	10,633
Business and government	18,864	6,566	5,682	6,230	8,696	24,331	41,967	15,999	8,232	136,567
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,200)	(3,200)
Derivative instruments	2,078	4,225	3,603	3,902	1,636	4,355	7,313	8,201	–	35,313
Customers’ liability under acceptances	9,795	1,171	20	–	16	–	–	–	–	11,002
Other assets	–	–	–	–	–	–	–	–	38,447	38,447
	$130,295	$40,905	$33,927	$30,060	$29,514	$96,085	$245,229	$67,052	$109,811	$782,878
October 31, 2020 (2)	$141,033	$32,738	$41,413	$32,267	$28,499	$101,338	$224,276	$69,248	$98,739	$769,551
Liabilities
Deposits (3)	$29,851	$37,172	$35,218	$27,150	$23,102	$32,181	$47,244	$13,743	$330,902	$576,563
Obligations related to securities sold short	20,269	–	–	–	–	–	–	–	–	20,269
Cash collateral on securities lent	3,205	–	–	–	–	–	–	–	–	3,205
Obligations related to securities sold under repurchase agreements	47,141	14,725	1,285	407	2,217	345	–	–	–	66,120
Derivative instruments	3,271	4,834	4,342	3,168	1,574	2,951	6,182	7,799	–	34,121
Acceptances	9,864	1,171	20	–	16	–	–	–	–	11,071
Other liabilities	24	51	78	73	73	305	609	471	21,512	23,196
Subordinated indebtedness	–	–	–	–	–	–	–	5,653	–	5,653
Equity	–	–	–	–	–	–	–	–	42,680	42,680
	$113,625	$57,953	$40,943	$30,798	$26,982	$35,782	$54,035	$27,666	$395,094	$782,878
October 31, 2020	$98,552	$40,528	$58,834	$43,919	$26,555	$33,273	$58,938	$26,416	$382,536	$769,551
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)	Restated from amounts previously presented.
(3)

Comprises $207.0 billion (October 31, 2020: $202.2 billion) of personal deposits; $352.5 billion (October 31, 2020: $351.6 billion) of business and government deposits and secured borrowings; and $17.1 billion (October 31, 2020: $17.0 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC SECOND QUARTER 2021	37

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2021	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$1,182	$11,857	$3,578	$6,001	$5,125	$24,173	$45,924	$3,325	$181,930	$283,095
Securities lending (2)	40,200	3,919	4,977	–	–	–	–	–	–	49,096
Standby and performance letters of credit	2,782	2,606	2,500	3,030	2,578	575	667	66	–	14,804
Backstop liquidity facilities	369	136	672	10,071	241	181	36	–	–	11,706
Documentary and commercial letters of credit	46	83	34	14	3	5	9	–	–	194
Other	1,160	–	–	–	–	–	–	–	–	1,160
	$45,739	$18,601	$11,761	$19,116	$7,947	$24,934	$46,636	$3,391	$181,930	$360,055
October 31, 2020	$39,474	$24,451	$11,188	$8,798	$6,427	$20,638	$51,245	$1,714	$173,157	$337,092
(1)	Includes $136.7 billion (October 31, 2020: $131.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $3.2 billion (October 31, 2020: $1.8 billion) for cash because it is reported on the interim consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at April 30, 2021	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$90	$251	$181	$156	$118	$428	$423	$318	$1,965
Future lease commitments	–	1	7	10	11	52	92	1,316	1,489
Investment commitments	–	2	2	1	–	–	5	265	275
Underwriting commitments	210	–	–	–	–	–	–	–	210
Pension contributions (2)	135	–	–	–	–	–	–	–	135
	$435	$254	$190	$167	$129	$480	$520	$1,899	$4,074
October 31, 2020	$211	$243	$231	$239	$204	$488	$795	$1,625	$4,036
(1)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period ending October 31, 2021 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 80 to 82 of our 2020 Annual Report.

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2020 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2020, except that CIBC adopted the “Conceptual Framework for Financial Reporting” (Conceptual Framework) and early adopted the “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” (Phase 2 amendments) effective November 1, 2020.

There was no impact from the adoption of the Conceptual Framework.

The early adoption of the Phase 2 amendments as discussed under the “Other regulatory developments” section below required us to provide additional disclosure in Note 1 to our interim consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The COVID-19 pandemic continues to result in increased level of judgment as discussed on pages 83 to 88 of our 2020 Annual Report, and could have a material impact on our financial results, particularly in regard to the estimation of ECLs.

During the six months ended April 30, 2021, improvements in our economic outlook resulted in a relatively moderate reduction in our stage 1 and stage 2 performing ECLs. Significant judgment was inherent in the forecasting of forward-looking information, including with regard to our base case assumption that the vaccination programs will continue on a mass scale in many countries over the spring and summer and that the vaccinations will be able to effectively respond to the emerging variants, allowing for stronger global recovery in the latter half of the year.

Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. See Note 6 to our consolidated financial statements in our 2020 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance, including the impact of COVID-19.

Accounting developments

For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements and Note 32 to the consolidated financial statements included in our 2020 Annual Report.

38	CIBC SECOND QUARTER 2021

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. The U.K.’s FCA originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administrator (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that GBP, EUR, CHF and JPY LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. This announcement results in a fixed spread between the LIBOR rate and the alternative rate for a given tenor which will apply on the cessation of the relevant LIBOR rates. The extension for most USD LIBOR tenors until June 30, 2023 would allow many legacy contracts to mature before the cessation date, however, originations of new USD LIBOR-linked products would cease after the end of 2021.

The transition from current reference rates to alternative rates may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. These developments may cause some LIBOR and other benchmarks to be discontinued.

A significant number of our derivative, securities, lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the FCA in March 2021. In response to the proposed reforms to interest rate benchmarks, we have established an Enterprise IBOR Transition Program (Program) to manage and coordinate all aspects of the transition. Further details on the Program are included as part of the “Other regulatory developments” section of our 2020 Annual Report.

As a part of the Program, we have begun to transition existing IBOR based contracts to those that reference the new alternative rates, and are developing business processes to support the transition. We have started to remediate our non-USD LIBOR referenced contracts by incorporating appropriate fallback language, and have ceased the issuance of certain new GBP LIBOR referencing products that mature after the end of 2021 based upon the guidelines provided by regulators. We have adhered to the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol to facilitate the transition of the contractual rate for derivatives with counterparties who have also adhered to the ISDA Protocol. Such transition will be effective on the occurrence of certain prescribed trigger events. We have continued to develop contract remediation plans for our LIBOR referencing products and have continued to make information available to clients, advising them on developments.

We continue to assess the impact of IBOR reform on our operations, engage with industry associations on ongoing developments on the transition to risk-free rates, and continue to incorporate recent developments into our project plan. The Program provides regular updates to senior management including the Executive Committee, and the Board.

Current accounting policy changes relating to the interest rate benchmark reform

The IASB addressed interest rate benchmark reform and its effects on financial reporting in two phases. The first phase focuses on issues affecting financial reporting in the period before the interest rate benchmark reform, while the second phase focuses on the issues that affect financial reporting once the existing rate is replaced with an alternative rate. In September 2019, the IASB finalized the first phase through the issuance of “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (Phase 1 amendments). We elected to early-adopt the Phase 1 amendments effective November 1, 2019. The financial accounting and reporting impact of the early adoption of the Phase 1 amendments was described in Note 1 to our 2020 Annual Report.

In August 2020, the IASB finalized the second phase through the issuance of “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” (Phase 2 amendments), which addresses the issues that affect financial reporting once the existing rate is replaced with an alternative rate and provides specific disclosure requirements. The Phase 2 amendments are effective for annual periods beginning on or after January 1, 2021. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, the Phase 2 amendments to IAS 39, IFRS 7, IFRS 4 and IFRS 16 will apply to us, mandatorily effective on November 1, 2021, with earlier application permitted. We elected to early adopt the Phase 2 amendments effective November 1, 2020. As a result, we have provided additional disclosures related to our exposures to significant benchmark rates subject to the reform in Note 1 to our interim consolidated financial statements.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2021 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2020. For additional information, refer to pages 90 and 183 of our 2020 Annual Report.

CIBC SECOND QUARTER 2021	39

Interim consolidated financial statements

(Unaudited)

Contents

41	Consolidated balance sheet

42	Consolidated statement of income

43	Consolidated statement of comprehensive income

44	Consolidated statement of changes in equity

45	Consolidated statement of cash flows

46	Notes to the interim consolidated financial statements

46	Note 1	–	Changes in accounting policies

47	Note 2	–	Impact of COVID-19

48	Note 3	–	Fair value measurement

52	Note 4	–	Significant transactions

52	Note 5	–	Securities

54	Note 6	–	Loans

60	Note 7	–	Deposits

60	Note 8	–	Subordinated indebtedness

61	Note 9	–	Share capital

61	Note 10	–	Post-employment benefits

62	Note 11	–	Income taxes

62	Note 12	–	Earnings per share

63	Note 13	–	Contingent liabilities and provisions

64	Note 14	–	Interest income and expense

64	Note 15	–	Segmented information

40	CIBC SECOND QUARTER 2021

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2021 Apr. 30	2020 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$26,924	$43,531
Interest-bearing deposits with banks	20,273	18,987
Securities (Note 5)	155,122	149,046
Cash collateral on securities borrowed	11,573	8,547
Securities purchased under resale agreements	63,106	65,595
Loans (Note 6)
Residential mortgages	234,747	221,165
Personal	42,371	42,222
Credit card	10,633	11,389
Business and government	136,567	135,546
Allowance for credit losses	(3,200)	(3,540)
	421,118	406,782
Other
Derivative instruments	35,313	32,730
Customers’ liability under acceptances	11,002	9,606
Property and equipment	2,826	2,997
Goodwill	4,928	5,253
Software and other intangible assets	1,944	1,961
Investments in equity-accounted associates and joint ventures	641	658
Deferred tax assets	433	650
Other assets	27,675	23,208
	84,762	77,063
	$782,878	$769,551
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$207,028	$202,152
Business and government	313,201	311,426
Bank	17,140	17,011
Secured borrowings	39,194	40,151
	576,563	570,740
Obligations related to securities sold short	20,269	15,963
Cash collateral on securities lent	3,205	1,824
Obligations related to securities sold under repurchase agreements	66,120	71,653
Other
Derivative instruments	34,121	30,508
Acceptances	11,071	9,649
Deferred tax liabilities	35	33
Other liabilities	23,161	22,134
	68,388	62,324
Subordinated indebtedness	5,653	5,712
Equity
Preferred shares and other equity instruments	3,575	3,575
Common shares (Note 9)	14,130	13,908
Contributed surplus	119	117
Retained earnings	24,003	22,119
Accumulated other comprehensive income (AOCI)	683	1,435
Total shareholders’ equity	42,510	41,154
Non-controlling interests	170	181
Total equity	42,680	41,335
	$782,878	$769,551

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2021	41

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars, except as noted	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Interest income (Note 14) (1)
Loans	$2,934	$3,071	$3,658	$6,005	$7,644
Securities	529	569	698	1,098	1,428
Securities borrowed or purchased under resale agreements	79	90	278	169	642
Deposits with banks	31	41	68	72	170
	3,573	3,771	4,702	7,344	9,884
Interest expense (Note 14)
Deposits	666	755	1,608	1,421	3,591
Securities sold short	62	56	63	118	138
Securities lent or sold under repurchase agreements	55	71	207	126	502
Subordinated indebtedness	28	35	44	63	90
Other	15	15	18	30	40
	826	932	1,940	1,758	4,361
Net interest income	2,747	2,839	2,762	5,586	5,523
Non-interest income
Underwriting and advisory fees	231	134	116	365	242
Deposit and payment fees	187	195	197	382	419
Credit fees	278	287	240	565	494
Card fees	104	123	85	227	207
Investment management and custodial fees	390	373	339	763	689
Mutual fund fees	427	424	384	851	793
Insurance fees, net of claims	81	97	95	178	197
Commissions on securities transactions	120	103	110	223	191
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	178	213	73	391	338
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	22	36	(16)	58	(5)
Foreign exchange other than trading (FXOTT)	78	69	68	147	126
Income from equity-accounted associates and joint ventures	16	16	24	32	42
Other	73	54	101	127	177
	2,185	2,124	1,816	4,309	3,910
Total revenue	4,932	4,963	4,578	9,895	9,433
Provision for credit losses (Note 6)	32	147	1,412	179	1,673
Non-interest expenses
Employee compensation and benefits	1,598	1,564	1,479	3,162	3,376
Occupancy costs	194	193	215	387	421
Computer, software and office equipment	507	467	479	974	949
Communications	87	79	82	166	157
Advertising and business development	50	45	72	95	149
Professional fees	57	47	49	104	99
Business and capital taxes	27	31	29	58	65
Other	236	300	299	536	553
	2,756	2,726	2,704	5,482	5,769
Income before income taxes	2,144	2,090	462	4,234	1,991
Income taxes	493	465	70	958	387
Net income	$1,651	$1,625	$392	$3,276	$1,604
Net income (loss) attributable to non-controlling interests	$4	$4	$(8)	$8	$(1)
Preferred shareholders and other equity instrument holders	$51	$30	$30	$81	$61
Common shareholders	1,596	1,591	370	3,187	1,544
Net income attributable to equity shareholders	$1,647	$1,621	$400	$3,268	$1,605
Earnings per share (in dollars) (Note 12)
Basic	$3.56	$3.56	$0.83	$7.12	$3.47
Diluted	3.55	3.55	0.83	7.10	3.46
Dividends per common share (in dollars)	1.46	1.46	1.46	2.92	2.90
(1)

Interest income included $3.2 billion for the quarter ended April 30, 2021 (January 31, 2021: $3.4 billion; April 30, 2020: $4.2 billion) and $6.5 billion for the six months ended April 30, 2021 (April 30, 2020: $8.9 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC SECOND QUARTER 2021

Consolidated statement of comprehensive income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Net income	$1,651	$1,625	$392	$3,276	$1,604
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(1,438)	(1,417)	1,795	(2,855)	1,957
Net gains (losses) on hedges of investments in foreign operations	843	798	(990)	1,641	(1,075)
	(595)	(619)	805	(1,214)	882
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(72)	56	47	(16)	91
Net (gains) losses reclassified to net income	(16)	(26)	(4)	(42)	(10)
	(88)	30	43	(58)	81
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	30	124	43	154	32
Net (gains) losses reclassified to net income	(38)	(148)	150	(186)	164
	(8)	(24)	193	(32)	196
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	327	199	248	526	143
Net gains (losses) due to fair value change of fair value option (FVO) liabilities
attributable to changes in credit risk	20	(35)	37	(15)	15
Net gains (losses) on equity securities designated at FVOCI	21	24	(38)	45	(2)
	368	188	247	556	156
Total OCI (1)	(323)	(425)	1,288	(748)	1,315
Comprehensive income	$1,328	$1,200	$1,680	$2,528	$2,919
Comprehensive income (loss) attributable to non-controlling interests	$4	$4	$(8)	$8	$(1)
Preferred shareholders and other equity instrument holders	$51	$30	$30	$81	$61
Common shareholders	1,273	1,166	1,658	2,439	2,859
Comprehensive income attributable to equity shareholders	$1,324	$1,196	$1,688	$2,520	$2,920

(1)  Includes $25 million of losses for the quarter ended April 30, 2021 (January 31, 2021: $6 million of losses; April 30, 2020: $28 million of gains) and $31 million of losses for the six months ended April 30, 2021 (April 30, 2020: $24 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$42	$11	$(14)	$53	$(15)
Net gains (losses) on hedges of investments in foreign operations	(46)	(15)	22	(61)	22
	(4)	(4)	8	(8)	7
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	12	(25)	1	(13)	(11)
Net (gains) losses reclassified to net income	6	9	2	15	4
	18	(16)	3	2	(7)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(10)	(45)	(15)	(55)	(11)
Net (gains) losses reclassified to net income	13	53	(54)	66	(59)
	3	8	(69)	11	(70)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(117)	(71)	(88)	(188)	(52)
Net gains (losses) due to fair value change of FVO liabilities attributable
to changes in credit risk	(8)	13	(14)	5	(6)
Net gains (losses) on equity securities designated at FVOCI	(7)	(8)	13	(15)	–
	(132)	(66)	(89)	(198)	(58)
	$(115)	$(78)	$(147)	$(193)	$(128)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2021	43

Consolidated statement of changes in equity

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Preferred shares and other equity instruments
Balance at beginning of period	$3,575	$3,575	$2,825	$3,575	$2,825
Issue of preferred shares and limited recourse capital notes	–	–	–	–	–
Balance at end of period	$3,575	$3,575	$2,825	$3,575	$2,825
Common shares (Note 9)
Balance at beginning of period	$13,991	$13,908	$13,669	$13,908	$13,591
Issue of common shares	136	99	78	235	201
Purchase of common shares for cancellation	–	–	(22)	–	(68)
Treasury shares	3	(16)	(3)	(13)	(2)
Balance at end of period	$14,130	$13,991	$13,722	$14,130	$13,722
Contributed surplus
Balance at beginning of period	$119	$117	$123	$117	$125
Compensation expense arising from equity-settled share-based awards	8	6	4	14	7
Exercise of stock options and settlement of other equity-settled share-based awards	(18)	(5)	(7)	(23)	(11)
Other	10	1	(1)	11	(2)
Balance at end of period	$119	$119	$119	$119	$119
Retained earnings
Balance at beginning of period before accounting policy changes	n/a	n/a	$21,543	n/a	$20,972
Impact of adopting IFRS 16 at November 1, 2019	n/a	n/a	21	n/a	148
Balance at beginning of period after accounting policy changes	$23,060	$22,119	21,564	$22,119	21,120
Net income attributable to equity shareholders	1,647	1,621	400	3,268	1,605
Dividends and distributions
Preferred and other equity instruments	(51)	(30)	(30)	(81)	(61)
Common	(655)	(653)	(649)	(1,308)	(1,290)
Premium on purchase of common shares for cancellation	–	–	(47)	–	(166)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	1	3	2	4	31
Other	1	–	(2)	1	(1)
Balance at end of period	$24,003	$23,060	$21,238	$24,003	$21,238
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$554	$1,173	$1,070	$1,173	$993
Net change in foreign currency translation adjustments	(595)	(619)	805	(1,214)	882
Balance at end of period	$(41)	$554	$1,875	$(41)	$1,875
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$339	$309	$115	$309	$77
Net change in securities measured at FVOCI	(88)	30	43	(58)	81
Balance at end of period	$251	$339	$158	$251	$158
Net gains (losses) on cash flow hedges
Balance at beginning of period	$250	$274	$116	$274	$113
Net change in cash flow hedges	(8)	(24)	193	(32)	196
Balance at end of period	$242	$250	$309	$242	$309
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(84)	$(283)	$(468)	$(283)	$(363)
Net change in post-employment defined benefit plans	327	199	248	526	143
Balance at end of period	$243	$(84)	$(220)	$243	$(220)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(75)	$(40)	$(6)	$(40)	$16
Net change attributable to changes in credit risk	20	(35)	37	(15)	15
Balance at end of period	$(55)	$(75)	$31	$(55)	$31
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$23	$2	$52	$2	$45
Net gains (losses) on equity securities designated at FVOCI	21	24	(38)	45	(2)
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	(1)	(3)	(2)	(4)	(31)
Balance at end of period	$43	$23	$12	$43	$12
Total AOCI, net of income tax	$683	$1,007	$2,165	$683	$2,165
Non-controlling interests
Balance at beginning of period	$177	$181	$191	$181	$186
Net income attributable to non-controlling interests	4	4	(8)	8	(1)
Dividends	(2)	–	(9)	(2)	(11)
Other	(9)	(8)	10	(17)	10
Balance at end of period	$170	$177	$184	$170	$184
Equity at end of period	$42,680	$41,929	$40,253	$42,680	$40,253
n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

44	CIBC SECOND QUARTER 2021

Consolidated statement of cash flows

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$1,651	$1,625	$392	$3,276	$1,604
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	32	147	1,412	179	1,673
Amortization and impairment (1)	249	237	280	486	526
Stock options and restricted shares expense	8	6	4	14	7
Deferred income taxes	(29)	43	(67)	14	(160)
Losses (gains) from debt securities measured at FVOCI and amortized cost	(22)	(36)	16	(58)	5
Net losses (gains) on disposal of property and equipment	–	–	3	–	4
Other non-cash items, net	430	82	(624)	512	(692)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	34	(1,320)	(1,726)	(1,286)	(4,184)
Loans, net of repayments	(11,056)	(4,177)	(18,853)	(15,233)	(22,969)
Deposits, net of withdrawals	1,479	1,628	43,555	3,107	56,273
Obligations related to securities sold short	793	3,513	(2,487)	4,306	(696)
Accrued interest receivable	7	132	(98)	139	53
Accrued interest payable	(125)	(159)	3	(284)	(109)
Derivative assets	(1,159)	(1,440)	(15,084)	(2,599)	(16,440)
Derivative liabilities	1,952	1,688	15,675	3,640	15,927
Securities measured at FVTPL	(6,288)	(3,864)	5,859	(10,152)	(3,150)
Other assets and liabilities measured/designated at FVTPL	1,833	1,727	879	3,560	(171)
Current income taxes	154	62	(26)	216	1,216
Cash collateral on securities lent	1,460	(79)	(50)	1,381	(250)
Obligations related to securities sold under repurchase agreements	(10,402)	4,869	22,637	(5,533)	27,976
Cash collateral on securities borrowed	(16)	(3,010)	896	(3,026)	(2,068)
Securities purchased under resale agreements	1,290	1,199	(8,414)	2,489	(9,221)
Other, net (2)	(35)	(3,983)	(21)	(4,018)	(215)
	(17,760)	(1,110)	44,161	(18,870)	44,939
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	–	1,000	–
Redemption/repurchase/maturity of subordinated indebtedness	–	(1,008)	–	(1,008)	–
Issue of common shares for cash	85	62	35	147	118
Purchase of common shares for cancellation	–	–	(69)	–	(234)
Net sale (purchase) of treasury shares	3	(16)	(3)	(13)	(2)
Dividends and distributions paid	(673)	(651)	(643)	(1,324)	(1,279)
Repayment of lease liabilities	(74)	(74)	(77)	(148)	(152)
	341	(1,687)	(757)	(1,346)	(1,549)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(12,052)	(9,954)	(17,997)	(22,006)	(27,818)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	7,379	6,812	1,621	14,191	5,378
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	6,301	5,676	6,028	11,977	13,173
Net sale (purchase) of property, equipment, software and other intangibles (2)	(175)	(184)	(171)	(359)	(336)
	1,453	2,350	(10,519)	3,803	(9,603)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(96)	(98)	129	(194)	141
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(16,062)	(545)	33,014	(16,607)	33,928
Cash and non-interest-bearing deposits with banks at beginning of period	42,986	43,531	4,754	43,531	3,840
Cash and non-interest-bearing deposits with banks at end of period (3)	$26,924	$42,986	$37,768	$26,924	$37,768
Cash interest paid	$951	$1,091	$1,937	$2,042	$4,470
Cash interest received	3,323	3,659	4,384	6,982	9,523
Cash dividends received	257	244	220	501	414
Cash income taxes paid (received)	368	360	163	728	(669)
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Restated from amounts previously presented.
(3)	Includes restricted cash of $492 million (January 31, 2021: $493 million; April 30, 2020: $698 million) and interest-bearing demand deposits with Bank of Canada.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2021	45

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2020.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 26, 2021.

Note 1.    Changes in accounting policies

(a)    Current period changes in accounting policies

Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administrator (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that GBP, EUR, CHF and JPY LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. This announcement results in a fixed spread between the LIBOR rate and the alternative rate for a given tenor which will apply on the cessation of the relevant LIBOR rates. The extension for most USD LIBOR tenors until June 30, 2023 would allow many legacy contracts to mature before the cessation date, however, originations of new USD LIBOR-linked products would cease after the end of 2021.

In response to interest rate benchmark reform, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16” (Phase 2 amendments) in August 2020. These amendments address issues that affect financial reporting once an existing rate is replaced with an alternative rate and concludes the IASB’s amendments to financial reporting standards due to the effects of interest rate benchmark reform. While the Phase 2 amendments are effective for annual periods beginning on or after January 1, 2021, we elected to early adopt the Phase 2 amendments effective November 1, 2020. Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39), IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9).

The Phase 2 amendments permit modifications of amortized cost financial assets and financial liabilities, and lessee lease liabilities that are made as a direct consequence of IBOR reform, and on an economically equivalent basis to be accounted for by updating the effective interest rate prospectively with no immediate gain or loss recognition. The amendments also provide temporary relief that allows for hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternative rate under certain qualifying conditions, including the amendment of the hedge designation and documentation to reflect the new rate, and permits new hedging relationships that are in the scope of the Phase 2 amendments.

The IASB had previously issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (Phase 1 amendments) in September 2019. The Phase 1 amendments provide relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provide specific disclosure requirements for the affected hedging relationships. We adopted the Phase 1 amendments effective November 1, 2019 and the disclosure can be found in Note 1 to the consolidated financial statements included in our 2020 Annual Report.

As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to us, and the industry as a whole. These transition risks include market risk (in the eventuality that new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). In response to the proposed reforms to interest rate benchmarks, we have established an Enterprise IBOR Transition Program (Program), which is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal and Finance, to manage and coordinate all aspects of the transition, including the identification and mitigation of the risks. An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program. The IBOR Steering Committee manages the impact of the transition risks through appropriate mitigating actions. We also continue to engage with industry associations to incorporate recent developments into our project plan. The Program provides regular updates to the senior management including the Executive Committee, and the Board of Directors.

As a part of the Program, we have begun to transition existing IBOR based contracts to those that reference the new alternative rates, and are developing business processes to support the transition. We have started to remediate our non-USD LIBOR referenced contracts by incorporating appropriate fallback language, and have ceased the issuance of certain new GBP LIBOR products that mature after the end of 2021 based upon the guidelines provided by the regulators. We have adhered to the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol to facilitate the transition of the contractual rate for derivatives with counterparties who have also adhered to the ISDA Protocol. Such transition will be effective on the occurrence of certain prescribed trigger events. We have continued to develop contract remediation plans for our LIBOR referencing products and have continued to make information available to clients, advising them on developments.

46	CIBC SECOND QUARTER 2021

The following table presents the approximate notional amounts of our derivatives and the gross outstanding balances of our non-derivative financial assets and financial liabilities that are indexed to USD LIBOR, GBP LIBOR and other benchmark rates as at November 1, 2020 with a maturity date beyond December 31, 2021, that are expected to be affected by IBOR reform.

	Notional/gross outstanding amounts (1)(2)(3)
$ billions, as at November 1, 2020	USD LIBOR		GBP LIBOR	Others (4)
	Maturing after December 31, 2021 and before June 30, 2023	Maturing after June 30, 2023 (5)	Maturing after December 31, 2021
Non-derivative financial assets
Securities	$4.0	$1.9	$–	$–
Loans	18.6	21.2	2.4	–
	22.6	23.1	2.4	–
Non-derivative financial liabilities
Secured borrowing deposits and subordinated indebtedness	–	0.1	1.1	–
Other deposits	0.8	1.0	–	–
	0.8	1.1	1.1	–
Derivatives	276.4	463.3	70.4	33.3
(1)

Excludes financial instruments which reference rates in multi-rate jurisdictions, including Canadian Dollar Offered Rate (CDOR), Euro Interbank Offered Rate (EURIBOR) and Australian Bank Bill Swap Rate. While the 6-month and 12-month tenors of CDOR discontinued on May 17, 2021, we did not hold material positions referencing these tenors as at November 1, 2020. Other tenors of CDOR are expected to continue.

(2)

The table excludes undrawn loan commitments. As at November 1, 2020, the total outstanding undrawn loan commitments that are potentially subject to the transition with a maturity date beyond December 31, 2021 are estimated to be $53.1 billion, including $52.1 billion which can be drawn in USD LIBOR and $1.0 billion which can be drawn in GBP LIBOR.

(3)	For cross currency swaps for which both legs reference benchmark rates that are subject to transition, the relevant notional amount for each leg has been included in the table above.
(4)	Includes exposures indexed to JPY LIBOR, CHF LIBOR and EUR LIBOR.
(5)

As at April 30, 2021, our USD LIBOR exposure excluding undrawn commitments, with a maturity date beyond June 30, 2023 was approximately $614.9 billion. In addition, undrawn loan commitments which can potentially be drawn in USD LIBOR with a maturity date beyond June 30, 2023 were approximately $31.1 billion.

Conceptual Framework for Financial Reporting (Conceptual Framework)

The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. As a result, CIBC adopted the Conceptual Framework as at November 1, 2020.

There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting the Conceptual Framework.

(b)    Future accounting policy changes

For details on future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2020 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2021.

Note 2.    Impact of COVID-19

Although global economic activity has accelerated this year, the COVID-19 pandemic continues to have a significant adverse impact on the extent of that rebound. Continuing uncertainty related to economic growth and unemployment in Canada, the U.S. and other regions where we operate will ultimately only be resolved when the rollout of vaccination programs is near completion and is proven to be effective against new variants. As a result, we continue to operate in an uncertain macroeconomic environment.

Impact on estimates and assumptions

As disclosed in our 2020 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs.

Further, the COVID-19 pandemic continues to give rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to the allowance for credit losses.

During the six months ended April 30, 2021, improvements in our economic outlook resulted in a relatively moderate reduction in our stage 1 and stage 2 performing expected credit losses (ECLs). Significant judgment was inherent in the forecasting of forward-looking information, including with regard to our base case assumption that the vaccinations programs will continue on a mass scale in many countries over the spring and summer and that the vaccinations will be able to effectively respond to the emerging variants, allowing for stronger global recovery in the latter half of the year.

Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 6 to our consolidated financial statements in our 2020 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance, including the impact of COVID-19.

CIBC SECOND QUARTER 2021	47

Note 3.    Fair value measurement

Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2021	Financial assets
Apr. 30	Cash and deposits with banks	$46,543	$654	$–	$–	$47,197	$47,197	$–
	Securities	32,848	72,772	73	49,429	155,122	155,577	455
	Cash collateral on securities borrowed	11,573	–	–	–	11,573	11,573	–
	Securities purchased under resale agreements	56,934	6,172	–	–	63,106	63,106	–
	Loans
	Residential mortgages	234,368	29	–	–	234,397	235,236	839
	Personal	41,631	–	–	–	41,631	41,663	32
	Credit card	10,048	–	–	–	10,048	10,048	–
	Business and government	111,535	23,116	391	–	135,042	135,157	115
	Derivative instruments	–	35,313	–	–	35,313	35,313	–
	Customers’ liability under acceptances	11,002	–	–	–	11,002	11,002	–
	Other assets	19,006	–	–	–	19,006	19,006	–
	Financial liabilities
	Deposits
	Personal	$200,688	$–	$6,340	$–	$207,028	$207,180	$152
	Business and government	302,623	–	10,578	–	313,201	314,165	964
	Bank	17,140	–	–	–	17,140	17,140	–
	Secured borrowings	38,225	–	969	–	39,194	39,543	349
	Derivative instruments	–	34,121	–	–	34,121	34,121	–
	Acceptances	11,071	–	–	–	11,071	11,071	–
	Obligations related to securities sold short	–	20,269	–	–	20,269	20,269	–
	Cash collateral on securities lent	3,205	–	–	–	3,205	3,205	–
	Obligations related to securities sold under repurchase agreements (1)	64,195	–	1,925	–	66,120	66,120	–
	Other liabilities	16,395	119	26	–	16,540	16,540	–
	Subordinated indebtedness	5,653	–	–	–	5,653	5,952	299
2020	Financial assets
Oct. 31	Cash and deposits with banks	$61,570	$948	$–	$–	$62,518	$62,518	$–
	Securities	31,800	62,576	117	54,553	149,046	149,599	553
	Cash collateral on securities borrowed	8,547	–	–	–	8,547	8,547	–
	Securities purchased under resale agreements	58,090	7,505	–	–	65,595	65,595	–
	Loans
	Residential mortgages	220,739	63	–	–	220,802	222,920	2,118
	Personal	41,390	–	–	–	41,390	41,452	62
	Credit card	10,722	–	–	–	10,722	10,722	–
	Business and government	110,220	23,291	357	–	133,868	134,097	229
	Derivative instruments	–	32,730	–	–	32,730	32,730	–
	Customers’ liability under acceptances	9,606	–	–	–	9,606	9,606	–
	Other assets	15,940	–	–	–	15,940	15,940	–
	Financial liabilities
	Deposits
	Personal	$199,593	$–	$2,559	$–	$202,152	$202,345	$193
	Business and government	301,546	–	9,880	–	311,426	312,279	853
	Bank	17,011	–	–	–	17,011	17,011	–
	Secured borrowings	39,560	–	591	–	40,151	40,586	435
	Derivative instruments	–	30,508	–	–	30,508	30,508	–
	Acceptances	9,649	–	–	–	9,649	9,649	–
	Obligations related to securities sold short	–	15,963	–	–	15,963	15,963	–
	Cash collateral on securities lent	1,824	–	–	–	1,824	1,824	–
	Obligations related to securities sold under repurchase agreements (1)	54,617	–	17,036	–	71,653	71,653	–
	Other liabilities	15,282	133	9	–	15,424	15,424	–
	Subordinated indebtedness	5,712	–	–	–	5,712	5,993	281
(1)	Includes obligations related to securities sold under repurchase agreements supported by bearer deposit notes that are pledged as collateral under the Bank of Canada Term Repo Facility.

48	CIBC SECOND QUARTER 2021

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2021 Apr. 30	2020 Oct. 31	2021 Apr. 30	2020 Oct. 31	2021 Apr. 30	2020 Oct. 31	2021 Apr. 30	2020 Oct. 31
Financial assets
Deposits with banks	$–	$–	$654	$948	$–	$–	$654	$948
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	5,950	3,917	23,750 (1)	25,091 (1)	–	–	29,700	29,008
Corporate equity	36,508	27,919	48	47	7	16	36,563	27,982
Corporate debt	–	–	4,288	3,525	–	25	4,288	3,550
Mortgage- and asset-backed	–	–	2,150 (2)	2,018 (2)	144	135	2,294	2,153
	42,458	31,836	30,236	30,681	151	176	72,845	62,693

Loans mandatorily measured and designated at FVTPL
Business and government	–	–	22,511	23,022	996 (3)	626 (3)	23,507	23,648
Residential mortgages	–	–	29	63	–	–	29	63
	–	–	22,540	23,085	996	626	23,536	23,711

Debt securities measured at FVOCI
Government issued or guaranteed	2,765	3,912	36,785	41,269	–	–	39,550	45,181
Corporate debt	–	–	6,917	6,224	–	–	6,917	6,224
Mortgage- and asset-backed	–	–	2,277	2,563	–	–	2,277	2,563
	2,765	3,912	45,979	50,056	–	–	48,744	53,968

Equity securities designated at FVOCI
Corporate equity	93	41	304	304	288	240	685	585

Securities purchased under resale agreements
measured at FVTPL	–	–	6,172	7,505	–	–	6,172	7,505
Derivative instruments
Interest rate	–	4	9,781	12,793	38	48	9,819	12,845
Foreign exchange	–	–	14,248	11,462	8	–	14,256	11,462
Credit	–	–	3	8	57	98	60	106
Equity	5,352	3,153	2,197	1,791	66	212	7,615	5,156
Precious metal	–	–	245	283	–	–	245	283
Other commodity	362	271	2,956	2,607	–	–	3,318	2,878
	5,714	3,428	29,430	28,944	169	358	35,313	32,730
Total financial assets	$51,030	$39,217	$135,315	$141,523	$1,604	$1,400	$187,949	$182,140
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(17,431)	$(13,176)	$(601)	$4	$(18,032)	$(13,172)
Obligations related to securities sold short	(9,092)	(5,363)	(11,177)	(10,600)	–	–	(20,269)	(15,963)
Obligations related to securities sold under
repurchase agreements	–	–	(1,925)	(17,036)	–	–	(1,925)	(17,036)
Derivative instruments
Interest rate	–	–	(8,032)	(9,964)	(218)	(28)	(8,250)	(9,992)
Foreign exchange	–	–	(13,890)	(10,883)	–	–	(13,890)	(10,883)
Credit	–	–	(42)	(41)	(62)	(107)	(104)	(148)
Equity	(4,177)	(3,537)	(5,952)	(3,288)	(184)	(163)	(10,313)	(6,988)
Precious metal	–	–	(249)	(366)	–	–	(249)	(366)
Other commodity	(395)	(325)	(920)	(1,806)	–	–	(1,315)	(2,131)
	(4,572)	(3,862)	(29,085)	(26,348)	(464)	(298)	(34,121)	(30,508)
Total financial liabilities	$(13,664)	$(9,225)	$(59,618)	$(67,160)	$(1,065)	$(294)	$(74,347)	$(76,679)
(1)	Includes $50 million related to securities designated at FVTPL (October 31, 2020: $57 million).
(2)	Includes $23 million related to asset-backed securities designated at FVTPL (October 31, 2020: $60 million).
(3)	Includes $391 million related to loans designated at FVTPL (October 31, 2020: $357 million).
(4)

Comprises deposits designated at FVTPL of $17,109 million (October 31, 2020: $13,419 million), net bifurcated embedded derivative liabilities of $778 million (net bifurcated embedded derivative assets of $389 million as at October 31, 2020), other liabilities designated at FVTPL of $26 million (October 31, 2020: $9 million), and other financial liabilities measured at fair value of $119 million (October 31, 2020: $133 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended April 30, 2021, we transferred $76 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and $21 million from Level 2 to Level 1, and $578 million of securities sold short from Level 1 to Level 2 and $69 million from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended January 31, 2021, $19 million of securities mandatorily measured at FVTPL and $128 million of securities sold short were transferred from Level 1 to Level 2 and nil from Level 2 to Level 1; for the quarter ended April 30, 2020, $2,017 million of securities mandatorily measured at FVTPL and $1,248 million of securities sold short were transferred from Level 1 to Level 2 and nil from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended April 30, 2021, January 31, 2021 and April 30, 2020, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our fair value option liabilities and derivatives.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC SECOND QUARTER 2021	49

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized (2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Apr. 30, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$19	$–	$(6)	$–	$–	$–	$23	$(29)	$7
Corporate debt	30	–	8	–	–	–	–	(38)	–
Mortgage- and asset-backed	102	–	–	–	–	–	44	(2)	144
Loans mandatorily measured and designated at FVTPL
Business and government	879	–	(1)	(33)	–	–	180	(29)	996
Debt securities measured at FVOCI
Corporate debt	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	269	–	–	17	–	–	10	(8)	288
Derivative instruments
Interest rate	45	–	(8)	–	–	–	1	–	38
Foreign exchange	–	–	16	–	(8)	–	–	–	8
Credit	101	(6)	(38)	–	–	–	–	–	57
Equity	61	–	–	–	–	(1)	6	–	66
Total assets	$1,506	$(6)	$(29)	$(16)	$(8)	$(1)	$264	$(106)	$1,604
Deposits and other liabilities (5)	$(367)	$6	$(257)	$–	$(13)	$(3)	$(38)	$71	$(601)
Derivative instruments
Interest rate	(74)	–	(90)	–	(28)	–	(29)	3	(218)
Credit	(113)	6	44	–	–	–	–	1	(62)
Equity	(137)	–	(62)	–	–	8	(15)	22	(184)
Total liabilities	$(691)	$12	$(365)	$–	$(41)	$5	$(82)	$97	$(1,065)
Jan. 31, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$16	$–	$3	$–	$–	$–	$–	$–	$19
Corporate debt	25	–	5	–	–	–	–	–	30
Mortgage- and asset-backed	135	–	–	–	–	–	–	(33)	102
Loans mandatorily measured and designated at FVTPL
Business and government	626	–	–	(25)	–	–	278	–	879
Equity securities designated at FVOCI
Corporate equity	240	–	–	19	–	–	17	(7)	269
Derivative instruments
Interest rate	48	–	(4)	–	–	–	–	1	45
Credit	98	(6)	9	–	–	–	–	–	101
Equity	212	–	15	–	–	–	–	(166)	61
Total assets	$1,400	$(6)	$28	$(6)	$–	$–	$295	$(205)	$1,506
Deposits and other liabilities (5)	$4	$–	$(387)	$–	$(2)	$(5)	$(2)	$25	$(367)
Derivative instruments
Interest rate	(28)	–	(47)	–	–	–	–	1	(74)
Credit	(107)	6	(8)	–	–	–	–	(4)	(113)
Equity	(163)	–	(44)	–	–	–	–	70	(137)
Total liabilities	$(294)	$6	$(486)	$–	$(2)	$(5)	$(2)	$92	$(691)
Apr. 30, 2020
Securities mandatorily measured and designated at FVTPL
Corporate equity	$14	$–	$(7)	$–	$–	$–	$–	$–	$7
Corporate debt	23	–	2	–	–	–	–	–	25
Mortgage- and asset-backed	160	–	–	–	–	–	118	–	278
Loans mandatorily measured at FVTPL
Business and government	506	–	–	17	–	–	574	(179)	918
Debt securities measured at FVOCI
Corporate debt	23	–	–	(6)	–	–	1	–	18
Equity securities designated at FVOCI
Corporate equity	283	–	–	(44)	–	–	10	(6)	243
Derivative instruments
Interest rate	47	–	21	–	–	–	–	8	76
Credit	104	(4)	5	–	–	–	–	–	105
Equity	266	–	(36)	–	–	–	1	(10)	221
Total assets	$1,426	$(4)	$(15)	$(33)	$–	$–	$704	$(187)	$1,891
Deposits and other liabilities (5)	$(647)	$–	$679	$–	$(6)	$29	$53	$49	$157
Derivative instruments
Interest rate	–	–	–	–	–	–	–	–	–
Credit	(112)	4	(5)	–	–	–	–	–	(113)
Equity	(121)	–	34	–	–	–	(29)	5	(111)
Total liabilities	$(880)	$4	$708	$–	$(6)	$29	$24	$54	$(67)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $13 million (January 31, 2021: $136 million; April 30, 2020: $146 million), net bifurcated embedded derivative liabilities of $562 million (net bifurcated embedded derivative liabilities of $231 million as at January 31, 2021 and net bifurcated embedded derivative assets of $303 million as at April 30, 2020) and other liabilities designated at FVTPL of $26 million (January 31, 2021: nil; April 30, 2020: nil).

50	CIBC SECOND QUARTER 2021

		Net gains (losses) included in income (1)
$ millions, for the six months ended	Opening balance	Realized (2)	Unrealized (2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Apr. 30, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$16	$–	$(3)	$–	$–	$–	$23	$(29)	$7
Corporate debt	25	–	13	–	–	–	–	(38)	–
Mortgage- and asset-backed	135	–	–	–	–	–	44	(35)	144
Loans mandatorily measured and designated at FVTPL
Business and government	626	–	(1)	(58)	–	–	458	(29)	996
Debt securities measured at FVOCI
Corporate debt	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	240	–	–	36	–	–	27	(15)	288
Derivative instruments
Interest rate	48	–	(12)	–	–	–	1	1	38
Foreign exchange	–	–	16	–	(8)	–	–	–	8
Credit	98	(12)	(29)	–	–	–	–	–	57
Equity	212	–	15	–	–	(1)	6	(166)	66
Total assets	$1,400	$(12)	$(1)	$(22)	$(8)	$(1)	$559	$(311)	$1,604
Deposits and other liabilities (5)	$4	$6	$(644)	$–	$(15)	$(8)	$(40)	$96	$(601)
Derivative instruments
Interest rate	(28)	–	(137)	–	(28)	–	(29)	4	(218)
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	(107)	12	36	–	–	–	–	(3)	(62)
Equity	(163)	–	(106)	–	–	8	(15)	92	(184)
Total liabilities	$(294)	$18	$(851)	$–	$(43)	$–	$(84)	$189	$(1,065)
Apr. 30, 2020
Securities mandatorily measured and designated at FVTPL
Corporate equity	$7	$–	$(7)	$–	$7	$–	$–	$–	$7
Corporate debt	23	–	2	–	–	–	–	–	25
Mortgage- and asset-backed	173	–	–	–	–	–	118	(13)	278
Loans mandatorily measured at FVTPL
Business and government	831	–	–	21	–	–	574	(508)	918
Debt securities measured at FVOCI
Corporate debt	–	–	–	(3)	20	–	1	–	18
Equity securities designated at FVOCI
Corporate equity	291	–	–	5	–	–	20	(73)	243
Derivative instruments
Interest rate	56	–	24	–	–	–	1	(5)	76
Credit	104	(5)	6	–	–	–	–	–	105
Equity	252	–	(24)	–	–	–	45	(52)	221
Total assets	$1,737	$(5)	$1	$23	$27	$–	$759	$(651)	$1,891
Deposits and other liabilities (5)	$(601)	$–	$627	$–	$(43)	$60	$(49)	$163	$157
Derivative instruments
Interest rate	(1)	–	(2)	–	–	–	–	3	–
Credit	(112)	5	(6)	–	–	–	–	–	(113)
Equity	(155)	–	55	–	–	–	(39)	28	(111)
Total liabilities	$(869)	$5	$674	$–	$(43)	$60	$(88)	$194	$(67)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $13 million (April 30, 2020: $146 million), net bifurcated embedded derivative liabilities of $562 million (April 30, 2020: net bifurcated embedded derivative assets of $303 million) and other liabilities designated at FVTPL of $26 million (April 30, 2020: nil).

Financial instruments designated at FVTPL (fair value option)

A net gain of $14 million, net of hedges for the three months ended April 30, 2021 (a net gain of $19 million and a net gain of $36 million for the three months ended January 31, 2021 and April 30, 2020, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net gain of $33 million, net of hedges for the six months ended April 30, 2021 was recognized for FVO assets and FVO liabilities (a net gain of $42 million for the six months ended April 30, 2020).

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

CIBC SECOND QUARTER 2021	51

Note 4.    Significant transactions

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB), subject to regulatory approvals, as discussed in Note 4 to the consolidated financial statements included in our 2020 Annual Report.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations concerning the likelihood and timing of a potential transaction, we discontinued the application of held for sale accounting of CIBC FirstCaribbean in the fourth quarter of 2020 and recorded a goodwill impairment charge of $220 million. On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive approval from CIBC FirstCaribbean’s regulators and that the transaction will not proceed.

Note 5.    Securities

Securities

$ millions, as at	2021 Apr. 30	2020 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$48,744	$53,968
Equity securities designated at FVOCI	685	585
Securities measured at amortized cost (1)	32,848	31,800
Securities mandatorily measured and designated at FVTPL	72,845	62,693
	$155,122	$149,046
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2020: nil).

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at				2021 Apr. 30				2020 Oct. 31
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$9,498	$38	$(1)	$9,535	$11,379	$32	$(2)	$11,409
Other Canadian governments	12,998	143	(1)	13,140	15,187	128	–	15,315
U.S. Treasury and agencies	10,884	40	(1)	10,923	12,533	63	–	12,596
Other foreign governments	5,922	33	(3)	5,952	5,825	38	(2)	5,861
Mortgage-backed securities	1,845	38	–	1,883	2,320	49	(1)	2,368
Asset-backed securities	395	–	(1)	394	197	–	(2)	195
Corporate debt	6,898	21	(2)	6,917	6,194	31	(1)	6,224
	48,440	313	(9)	48,744	53,635	341	(8)	53,968
Corporate public equity (2)	67	28	–	95	30	15	(3)	42
Corporate private equity	556	68	(34)	590	546	43	(46)	543
	623	96	(34)	685	576	58	(49)	585
	$49,063	$409	$(43)	$49,429	$54,211	$399	$ (57)	$54,553
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $18 million (October 31, 2020: $22 million).
(2)	Includes restricted stock.

The fair value of equity securities designated at FVOCI that were disposed of during the three months ended April 30, 2021 was nil ($7 million and nil for the three months ended January 31, 2021 and April 30, 2020, respectively) and $7 million for the six months ended April 30, 2021 (April 30, 2020: nil).

Net realized cumulative after-tax gains resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI of $1 million were reclassified from AOCI to retained earnings for the three months ended April 30, 2021 ($3 million and $2 million for the three months ended January 31, 2021 and April 30, 2020, respectively) and $4 million for the six months ended April 30, 2021 (April 30, 2020: $31 million).

Dividend income recognized on equity securities designated at FVOCI that were still held as at April 30, 2021 was $1 million ($1 million and $1 million for the three months ended January 31, 2021 and April 30, 2020, respectively) and $2 million for the six months ended April 30, 2021 (April 30, 2020: $5 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at April 30, 2021 was nil (nil and nil for the three months ended January 31, 2021 and April 30, 2020, respectively) and nil for the six months ended April 30, 2021 (April 30, 2020: nil).

52	CIBC SECOND QUARTER 2021

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2021	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$17	$3	$–	$20
	Provision for (reversal of) credit losses (1)	(2)	1	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$14	$4	$–	$18
2021	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$18	$4	$–	$22
	Provision for (reversal of) credit losses (1)	(1)	(1)	–	(2)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$17	$3	$–	$20
2020	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$14	$2	$6	$22
	Provision for (reversal of) credit losses (1)(2)	5	4	–	9
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	1	1
	Balance at end of period	$19	$6	$7	$32
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(2)

Excludes stage 3 provisions for credit loss of $13 million for the three months ended April 30, 2020 for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the six months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2021	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$18	$4	$–	$22
	Provision for (reversal of) credit losses (1)	(3)	–	–	(3)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$14	$4	$–	$18
2020	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$14	$3	$6	$23
	Provision for (reversal of) credit losses (1)(2)	4	4	–	8
	Write-offs	–	–	–	–
	Foreign exchange and other	1	(1)	1	1
	Balance at end of period	$19	$6	$7	$32
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(2)

Excludes stage 3 provisions for credit loss of $13 million for the six months ended April 30, 2020 for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC SECOND QUARTER 2021	53

Note 6.    Loans

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2021 Apr. 30
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$52	$136	$148	$336
Originations net of repayments and other derecognitions	6	(2)	(3)	1
Changes in model	–	–	16	16
Net remeasurement (1)	(25)	13	28	16
Transfers (1)
– to 12-month ECL	31	(26)	(5)	–
– to lifetime ECL performing	(2)	7	(5)	–
– to lifetime ECL credit-impaired	–	(6)	6	–
Provision for (reversal of) credit losses (2)	10	(14)	37	33
Write-offs	–	–	(6)	(6)
Recoveries	–	–	1	1
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	(2)	(3)	(4)	(9)
Balance at end of period	$60	$119	$171	$350
Personal
Balance at beginning of period	$181	$535	$118	$834
Originations net of repayments and other derecognitions	11	(14)	(2)	(5)
Changes in model	(4)	–	(1)	(5)
Net remeasurement (1)	(98)	49	46	(3)
Transfers (1)
– to 12-month ECL	75	(73)	(2)	–
– to lifetime ECL performing	(8)	13	(5)	–
– to lifetime ECL credit-impaired	–	(15)	15	–
Provision for (reversal of) credit losses (2)	(24)	(40)	51	(13)
Write-offs	–	–	(70)	(70)
Recoveries	–	–	18	18
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	(2)	–	(1)	(3)
Balance at end of period	$155	$495	$115	$765
Credit card
Balance at beginning of period	$116	$574	$–	$690
Originations net of repayments and other derecognitions	–	(18)	–	(18)
Changes in model	–	–	–	–
Net remeasurement (1)	(45)	104	26	85
Transfers (1)
– to 12-month ECL	98	(98)	–	–
– to lifetime ECL performing	(6)	6	–	–
– to lifetime ECL credit-impaired	–	(117)	117	–
Provision for (reversal of) credit losses (2)	47	(123)	143	67
Write-offs	–	–	(174)	(174)
Recoveries	–	–	31	31
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$163	$451	$–	$614
Business and government
Balance at beginning of period	$462	$623	$686	$1,771
Originations net of repayments and other derecognitions	5	(2)	(3)	–
Changes in model	–	–	–	–
Net remeasurement (1)	(103)	34	14	(55)
Transfers (1)
– to 12-month ECL	42	(36)	(6)	–
– to lifetime ECL performing	(22)	27	(5)	–
– to lifetime ECL credit-impaired	(2)	(13)	15	–
Provision for (reversal of) credit losses (2)	(80)	10	15	(55)
Write-offs	–	–	(66)	(66)
Recoveries	–	–	5	5
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	(12)	(14)	(15)	(41)
Balance at end of period	$370	$619	$620	$1,609
Total ECL allowance (3)	$748	$1,684	$906	$3,338
Comprises:
Loans	$665	$1,629	$906	$3,200
Undrawn credit facilities and other off-balance sheet exposures (4)	83	55	–	138
(1)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $15 million as at April 30, 2021 (January 31, 2021: $16 million; April 30, 2020: $15 million), $13 million of which was a stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (January 31, 2021: $13 million; April 30, 2020: $13 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2021 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(4)	Included in Other liabilities on our interim consolidated balance sheet.
(5)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.

54	CIBC SECOND QUARTER 2021

$ millions, as at or for the three months ended	2021 Jan. 31				2020 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (5)	Total
Residential mortgages
Balance at beginning of period	$51	$161	$151	$363	$28	$40	$146	$214
Originations net of repayments and other derecognitions	4	(6)	(4)	(6)	2	(2)	(5)	(5)
Changes in model	–	–	–	–	(1)	2	–	1
Net remeasurement (1)	(32)	7	22	(3)	23	35	25	83
Transfers (1)
– to 12-month ECL	33	(27)	(6)	–	8	(6)	(2)	–
– to lifetime ECL performing	(3)	10	(7)	–	(10)	14	(4)	–
– to lifetime ECL credit-impaired	–	(5)	5	–	–	(2)	2	–
Provision for (reversal of) credit losses (2)	2	(21)	10	(9)	22	41	16	79
Write-offs	–	–	(6)	(6)	–	–	(3)	(3)
Recoveries	–	–	1	1	–	–	1	1
Interest income on impaired loans	–	–	(4)	(4)	–	–	(4)	(4)
Foreign exchange and other	(1)	(4)	(4)	(9)	–	1	2	3
Balance at end of period	$52	$136	$148	$336	$50	$82	$158	$290
Personal
Balance at beginning of period	$204	$546	$113	$863	$182	$268	$121	$571
Originations net of repayments and other derecognitions	11	(15)	(2)	(6)	8	(9)	(4)	(5)
Changes in model	1	1	–	2	(44)	79	–	35
Net remeasurement (1)	(110)	84	61	35	31	168	81	280
Transfers (1)
– to 12-month ECL	87	(84)	(3)	–	43	(42)	(1)	–
– to lifetime ECL performing	(11)	16	(5)	–	(35)	40	(5)	–
– to lifetime ECL credit-impaired	–	(13)	13	–	–	(20)	20	–
Provision for (reversal of) credit losses (2)	(22)	(11)	64	31	3	216	91	310
Write-offs	–	–	(74)	(74)	–	–	(97)	(97)
Recoveries	–	–	17	17	–	–	15	15
Interest income on impaired loans	–	–	(1)	(1)	–	–	(2)	(2)
Foreign exchange and other	(1)	–	(1)	(2)	–	–	2	2
Balance at end of period	$181	$535	$118	$834	$185	$484	$130	$799
Credit card
Balance at beginning of period	$136	$572	$–	$708	$159	$347	$–	$506
Originations net of repayments and other derecognitions	(1)	(26)	–	(27)	(2)	(28)	–	(30)
Changes in model	–	–	–	–	(19)	54	–	35
Net remeasurement (1)	(88)	117	23	52	(7)	264	43	300
Transfers (1)
– to 12-month ECL	79	(79)	–	–	45	(45)	–	–
– to lifetime ECL performing	(10)	10	–	–	(31)	31	–	–
– to lifetime ECL credit-impaired	–	(20)	20	–	–	(59)	59	–
Provision for (reversal of) credit losses (2)	(20)	2	43	25	(14)	217	102	305
Write-offs	–	–	(70)	(70)	–	–	(128)	(128)
Recoveries	–	–	27	27	–	–	26	26
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	1	–	1
Balance at end of period	$116	$574	$–	$690	$145	$565	$–	$710
Business and government
Balance at beginning of period	$453	$683	$652	$1,788	$231	$163	$393	$787
Originations net of repayments and other derecognitions	17	(23)	(5)	(11)	24	(1)	(5)	18
Changes in model	–	–	–	–	14	(5)	–	9
Net remeasurement (1)	(62)	55	118	111	314	246	131	691
Transfers (1)
– to 12-month ECL	81	(75)	(6)	–	13	(11)	(2)	–
– to lifetime ECL performing	(12)	14	(2)	–	(131)	133	(2)	–
– to lifetime ECL credit-impaired	(2)	(12)	14	–	–	(12)	12	–
Provision for (reversal of) credit losses (2)	22	(41)	119	100	234	350	134	718
Write-offs	–	–	(70)	(70)	–	–	(16)	(16)
Recoveries	–	–	3	3	–	–	3	3
Interest income on impaired loans	–	–	(6)	(6)	–	–	(3)	(3)
Foreign exchange and other	(13)	(19)	(12)	(44)	9	4	10	23
Balance at end of period	$462	$623	$686	$1,771	$474	$517	$521	$1,512
Total ECL allowance (3)	$811	$1,868	$952	$3,631	$854	$1,648	$809	$3,311
Comprises:
Loans	$724	$1,808	$952	$3,484	$704	$1,553	$807	$3,064
Undrawn credit facilities and other off-balance sheet exposures (4)	87	60	–	147	150	95	2	247
See previous page for footnote references.

CIBC SECOND QUARTER 2021	55

$ millions, as at or for the six months ended	2021 Apr. 30				2020 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (5)	Total
Residential mortgages
Balance at beginning of period	$51	$161	$151	$363	$28	$43	$140	$211
Originations net of repayments and other derecognitions	10	(8)	(7)	(5)	3	(5)	(10)	(12)
Changes in model	–	–	16	16	(2)	2	–	–
Net remeasurement (1)	(57)	20	50	13	11	42	47	100
Transfers (1)
– to 12-month ECL	64	(53)	(11)	–	20	(16)	(4)	–
– to lifetime ECL performing	(5)	17	(12)	–	(11)	19	(8)	–
– to lifetime ECL credit-impaired	–	(11)	11	–	–	(4)	4	–
Provision for (reversal of) credit losses (2)	12	(35)	47	24	21	38	29	88
Write-offs	–	–	(12)	(12)	–	–	(6)	(6)
Recoveries	–	–	2	2	–	–	2	2
Interest income on impaired loans	–	–	(9)	(9)	–	–	(9)	(9)
Foreign exchange and other	(3)	(7)	(8)	(18)	1	1	2	4
Balance at end of period	$60	$119	$171	$350	$50	$82	$158	$290
Personal
Balance at beginning of period	$204	$546	$113	$863	$174	$271	$128	$573
Originations net of repayments and other derecognitions	22	(29)	(4)	(11)	17	(22)	(7)	(12)
Changes in model	(3)	1	(1)	(3)	(33)	72	–	39
Net remeasurement (1)	(208)	133	107	32	(40)	258	145	363
Transfers (1)
– to 12-month ECL	162	(157)	(5)	–	110	(107)	(3)	–
– to lifetime ECL performing	(19)	29	(10)	–	(43)	51	(8)	–
– to lifetime ECL credit-impaired	–	(28)	28	–	–	(39)	39	–
Provision for (reversal of) credit losses (2)	(46)	(51)	115	18	11	213	166	390
Write-offs	–	–	(144)	(144)	–	–	(197)	(197)
Recoveries	–	–	35	35	–	–	35	35
Interest income on impaired loans	–	–	(2)	(2)	–	–	(3)	(3)
Foreign exchange and other	(3)	–	(2)	(5)	–	–	1	1
Balance at end of period	$155	$495	$115	$765	$185	$484	$130	$799
Credit card
Balance at beginning of period	$136	$572	$–	$708	$145	$340	$–	$485
Originations net of repayments and other derecognitions	(1)	(44)	–	(45)	(2)	(45)	–	(47)
Changes in model	–	–	–	–	(6)	59	–	53
Net remeasurement (1)	(133)	221	49	137	(84)	420	83	419
Transfers (1)
– to 12-month ECL	177	(177)	–	–	132	(132)	–	–
– to lifetime ECL performing	(16)	16	–	–	(40)	40	–	–
– to lifetime ECL credit-impaired	–	(137)	137	–	–	(117)	117	–
Provision for (reversal of) credit losses (2)	27	(121)	186	92	–	225	200	425
Write-offs	–	–	(244)	(244)	–	–	(254)	(254)
Recoveries	–	–	58	58	–	–	54	54
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$163	$451	$–	$614	$145	$565	$–	$710
Business and government
Balance at beginning of period	$453	$683	$652	$1,788	$239	$158	$378	$775
Originations net of repayments and other derecognitions	22	(25)	(8)	(11)	31	(6)	(10)	15
Changes in model	–	–	–	–	14	(1)	(1)	12
Net remeasurement (1)	(165)	89	132	56	285	268	190	743
Transfers (1)
– to 12-month ECL	123	(111)	(12)	–	37	(33)	(4)	–
– to lifetime ECL performing	(34)	41	(7)	–	(142)	145	(3)	–
– to lifetime ECL credit-impaired	(4)	(25)	29	–	–	(20)	20	–
Provision for (reversal of) credit losses (2)	(58)	(31)	134	45	225	353	192	770
Write-offs	–	–	(136)	(136)	–	–	(56)	(56)
Recoveries	–	–	8	8	–	–	6	6
Interest income on impaired loans	–	–	(11)	(11)	–	–	(8)	(8)
Foreign exchange and other	(25)	(33)	(27)	(85)	10	6	9	25
Balance at end of period	$370	$619	$620	$1,609	$474	$517	$521	$1,512
Total ECL allowance (3)	$748	$1,684	$906	$3,338	$854	$1,648	$809	$3,311
Comprises:
Loans	$665	$1,629	$906	$3,200	$704	$1,553	$807	$3,064
Undrawn credit facilities and other off-balance sheet exposures (4)	83	55	–	138	150	95	2	247
See previous page for footnote references.

56	CIBC SECOND QUARTER 2021

Inputs, assumptions and model techniques

The uncertainties inherent in the COVID-19 pandemic have increased the level of judgment applied in estimating ECLs. See Note 6 to our consolidated financial statements in our 2020 Annual Report for more information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.

The forecasting of forward-looking information and the determination of scenario weightings in the COVID-19 pandemic continued to require a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic. The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at April 30, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months		Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	5.3%	2.5%	7.0%	3.3%	3.4%		1.7%
United States	5.6%	2.8%	7.2%	3.9%	2.2%		1.0%
Unemployment rate
Canada (2)	7.2%	6.1%	6.7%	5.4%	8.4%		7.0%
United States	4.9%	4.0%	4.4%	3.3%	7.1%		6.3%
Canadian Housing Price Index growth (2)	4.7%	4.0%	8.5%	5.6%	(2.8	) %	1.4%
Standard and Poor’s (S&P) 500 Index growth rate	5.0%	5.0%	10.7%	8.8%	(7.2	) %	(5.8	) %
West Texas Intermediate Oil Price (US$)	$59	$61	$70	$75	$46		$48

	Base case		Upside case		Downside case
As at January 31, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	4.0%	3.9%	6.0%	4.4%	2.5%	2.1%
United States	4.1%	3.2%	5.8%	4.5%	1.8%	1.9%
Unemployment rate
Canada (2)	7.8%	6.1%	7.3%	5.7%	8.6%	7.4%
United States	5.9%	4.1%	4.5%	3.4%	7.4%	5.8%
Canadian Housing Price Index growth (2)	1.5%	3.2%	12.2%	10.2%	(9.9)%	0.3%
S&P 500 Index growth rate	5.0%	5.0%	13.0%	10.8%	(5.5)%	(2.9)%
West Texas Intermediate Oil Price (US$)	$50	$55	$54	$62	$41	$46

	Base case		Upside case		Downside case
As at October 31, 2020	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	1.6%	3.8%	3.6%	4.6%	0.03%	2.0%
United States	1.7%	3.5%	3.0%	4.2%	(0.6)%	1.7%
Unemployment rate
Canada (2)	8.7%	6.7%	7.4%	5.9%	9.5%	8.4%
United States	7.4%	4.7%	5.1%	3.5%	9.2%	7.3%
Canadian Housing Price Index growth (2)	2.4%	3.0%	11.2%	10.4%	(6.9)%	(0.8)%
S&P 500 Index growth rate	5.6%	4.8%	11.2%	7.7%	(3.5)%	(5.3)%
West Texas Intermediate Oil Price (US$)	$42	$53	$51	$60	$34	$39
(1)	The remaining forecast period is generally two to four years.
(2)

National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at April 30, 2021, January 31, 2021 and October 31, 2020, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our economic forecasts are made in the context of the recovery currently underway from the severe downturn experienced in the second calendar quarter of 2020. As at April 30, 2021, our underlying base case projection for Canada is characterized by a deceleration in economic activity and a brief rise in the unemployment rate in the second calendar quarter of 2021 due to temporary restrictions on activity in response to the current wave of infections and the new variants, followed by faster growth in the second half of 2021 as our outlook assumes that effective mass vaccinations will be underway over the spring and summer and that the vaccination programs will be able to effectively respond to the emerging variants. Our base case projection assumes that economic activity will return to pre-COVID-19 levels in Canada just before the end of calendar year 2021, and that the unemployment rate will reach pre-pandemic levels in mid-2022. Due to the faster rollout of mass vaccinations in the U.S. relative to Canada, our base case assumes that the U.S. will experience full economic recovery before Canada.

While vaccination of targeted groups have commenced across much of the world, uncertainty remains about how quickly a large enough majority of the population can be effectively immunized to reduce subsequent rates of infection, including in response to emerging variants of the virus. The downside case forecast still reflects a recovery from the severe low experienced in the second calendar quarter of 2020, but to a much lower level of sustained economic activity. Meanwhile, the upside scenario continues to reflect a quicker recovery with the pre-pandemic level of activity reached in the third calendar quarter of 2021.

CIBC SECOND QUARTER 2021	57

While there has been a modest overall improvement in our outlook over the past six months, the improvement relative to the October 31, 2020 forecast is not as significant as implied by the annualized forecasts above as a result of the current period’s forecast being less impacted by the more significant downturn experienced in 2020.

The graphs below compare the actual and forecasted base case real GDP levels in Canada and the U.S. on a calendar quarter basis to the forecasts from the first quarter of 2021 for the forecasted periods through 2022:

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the COVID-19 pandemic. Assumptions concerning the timing and effectiveness of mass vaccination programs to control the spread of COVID-19 and its variants such that severe restrictions will no longer need to be imposed by governments to limit the impact of subsequent waves of infection, are material to these forecasts.

If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $262 million lower than the recognized ECL as at April 30, 2021 (October 31, 2020: $204 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $615 million higher than the recognized ECL as at April 30, 2021 (October 31, 2020: $938 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

58	CIBC SECOND QUARTER 2021

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time probability of default (PD) under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2020 Annual Report for details on the CIBC risk categories.

Loans(1)

$ millions, as at				2021 Apr. 30				2020 Oct. 31
	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Residential mortgages
– Exceptionally low	$159,840	$4	$–	$159,844	$146,139	$2	$–	$146,141
– Very low	46,632	1,939	–	48,571	45,678	1,166	–	46,844
– Low	10,724	6,253	–	16,977	12,491	6,042	–	18,533
– Medium	190	5,039	–	5,229	232	4,924	–	5,156
– High	122	793	–	915	–	1,054	–	1,054
– Default	–	–	590	590	–	–	654	654
– Not rated	1,890	562	169	2,621	1,810	818	155	2,783
Gross residential mortgages (3)(4)	219,398	14,590	759	234,747	206,350	14,006	809	221,165
ECL allowance	60	119	171	350	51	161	151	363
Net residential mortgages	219,338	14,471	588	234,397	206,299	13,845	658	220,802
Personal
– Exceptionally low	21,020	–	–	21,020	23,302	–	–	23,302
– Very low	3,974	151	–	4,125	1,618	157	–	1,775
– Low	8,993	2,305	–	11,298	8,662	2,497	–	11,159
– Medium	1,559	2,447	–	4,006	1,265	2,768	–	4,033
– High	280	826	–	1,106	331	769	–	1,100
– Default	–	–	138	138	–	–	140	140
– Not rated	529	103	46	678	513	159	41	713
Gross personal (4)	36,355	5,832	184	42,371	35,691	6,350	181	42,222
ECL allowance	134	491	115	740	179	540	113	832
Net personal	36,221	5,341	69	41,631	35,512	5,810	68	41,390
Credit card
– Exceptionally low	3,279	–	–	3,279	3,285	–	–	3,285
– Very low	1,344	–	–	1,344	1,388	–	–	1,388
– Low	2,199	–	–	2,199	2,340	–	–	2,340
– Medium	2,022	1,327	–	3,349	1,778	1,973	–	3,751
– High	–	333	–	333	–	472	–	472
– Default	–	–	–	–	–	–	–	–
– Not rated	116	13	–	129	135	18	–	153
Gross credit card	8,960	1,673	–	10,633	8,926	2,463	–	11,389
ECL allowance	153	432	–	585	125	542	–	667
Net credit card	8,807	1,241	–	10,048	8,801	1,921	–	10,722
Business and government (5)
– Investment grade	56,264	407	–	56,671	50,691	307	–	50,998
– Non-investment grade	81,132	5,059	–	86,191	80,471	7,319	–	87,790
– Watchlist	164	2,949	–	3,113	447	4,291	–	4,738
– Default	–	–	1,391	1,391	–	–	1,359	1,359
– Not rated	159	44	–	203	218	49	–	267
Gross business and government (3)(6)	137,719	8,459	1,391	147,569	131,827	11,966	1,359	145,152
ECL allowance	318	587	620	1,525	380	648	650	1,678
Net business and government	137,401	7,872	771	146,044	131,447	11,318	709	143,474
Total net amount of loans	$401,767	$28,925	$1,428	$432,120	$382,059	$32,894	$1,435	$416,388
(1)

The table excludes debt securities measured at FVOCI, for which ECL allowances of $18 million (October 31, 2020: $22 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $15 million were recognized as at April 30, 2021 (October 31, 2020: $16 million), $13 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2020: $14 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at April 30, 2021 and October 31, 2020. Financial assets other than loans that are classified as amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $22 million (October 31, 2020: $23 million) which were included in Other assets on our interim consolidated balance sheet.
(3)	Includes $29 million (October 31, 2020: $63 million) of residential mortgages and $23,116 million (October 31, 2020: $23,291 million) of business and government loans that are measured at FVTPL.
(4)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Certain prior period amounts were restated.
(6)	Includes customers’ liability under acceptances of $11,002 million (October 31, 2020: $9,606 million).

CIBC SECOND QUARTER 2021	59

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2021 Apr. 30				2020 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$132,460	$4	$–	$132,464	$124,690	$8	$–	$124,698
– Very low	7,354	137	–	7,491	6,632	137	–	6,769
– Low	8,712	497	–	9,209	8,703	416	–	9,119
– Medium	906	597	–	1,503	909	692	–	1,601
– High	96	435	–	531	263	503	–	766
– Default	–	–	30	30	–	–	28	28
– Not rated	393	13	–	406	411	23	–	434
Gross retail	149,921	1,683	30	151,634	141,608	1,779	28	143,415
ECL allowance	31	23	–	54	36	36	–	72
Net retail	149,890	1,660	30	151,580	141,572	1,743	28	143,343
Business and government (1)
– Investment grade	97,809	117	–	97,926	89,883	149	–	90,032
– Non-investment grade	56,261	2,144	–	58,405	55,910	3,679	–	59,589
– Watchlist	15	1,118	–	1,133	91	1,665	–	1,756
– Default	–	–	119	119	–	–	129	129
– Not rated	556	26	–	582	795	41	–	836
Gross business and government	154,641	3,405	119	158,165	146,679	5,534	129	152,342
ECL allowance	52	32	–	84	73	35	2	110
Net business and government	154,589	3,373	119	158,081	146,606	5,499	127	152,232
Total net undrawn credit facilities and other off-balance sheet exposures	$304,479	$5,033	$149	$309,661	$288,178	$7,242	$155	$295,575
(1)	Certain prior period amounts were restated.

Note 7.    Deposits(1)(2)

$ millions, as at				2021 Apr. 30	2020 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$15,493	$139,262	$52,273	$207,028	$202,152
Business and government (7)	90,153	76,422	146,626	313,201	311,426
Bank	9,095	477	7,568	17,140	17,011
Secured borrowings (8)	–	–	39,194	39,194	40,151
	$114,741	$216,161	$245,661	$576,563	$570,740
Comprised of:
Held at amortized cost				$559,454	$557,321
Designated at fair value				17,109	13,419
				$576,563	$570,740
Total deposits include (9):
Non-interest-bearing deposits
Canada				$80,976	$71,122
U.S.				13,779	13,833
Other international				5,098	5,798
Interest-bearing deposits
Canada				380,765	389,439
U.S.				71,960	66,399
Other international				23,985	24,149
				$576,563	$570,740
(1)

Includes deposits of $195.6 billion (October 31, 2020: $185.2 billion) denominated in U.S. dollars and deposits of $30.9 billion (October 31, 2020: $30.2 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $3.7 billion (October 31, 2020: $3.1 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $23.9 billion (October 31, 2020: $19.9 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $301 million (October 31, 2020: $303 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, covered bond programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

Note 8.    Subordinated indebtedness

On January 26, 2021, we redeemed all $1.0 billion of our 3.42% Debentures due January 26, 2026. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On April 19, 2021, we issued $1.0 billion principal amount of 1.96% Debentures due April 21, 2031 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 1.96% per annum (paid semi-annually) until April 21, 2026, and at three-month CDOR plus 0.56% per annum (paid quarterly) thereafter until maturity on April 21, 2031.

60	CIBC SECOND QUARTER 2021

Note 9.    Share capital

Common shares

	For the three months ended						For the six months ended
$ millions, except number of shares		2021 Apr. 30		2021 Jan. 31		2020 Apr. 30		2021 Apr. 30		2020 Apr. 30
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	447,849,605	$ 13,991	447,085,329	$13,908	444,981,533	$13,669	447,085,329	$ 13,908	445,341,675	$13,591
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	643,481	66	294,626	29	71,409	8	938,107	95	546,357	59
Shareholder investment plan	259,931	33	294,164	32	454,791	36	554,095	65	788,795	72
Employee share purchase plan	309,137	37	346,076	38	376,684	34	655,213	75	700,963	70
	449,062,154	$ 14,127	448,020,195	$14,007	445,884,417	$13,747	449,232,744	$ 14,143	447,377,790	$13,792
Purchase of common shares for cancellation	–	–	–	–	(710,800)	(22)	–	–	(2,208,600)	(68)
Treasury shares	30,972	3	(170,590)	(16)	(40,261)	(3)	(139,618)	(13)	(35,834)	(2)
Balance at end of period	449,093,126	$ 14,130	447,849,605	$13,991	445,133,356	$13,722	449,093,126	$ 14,130	445,133,356	$13,722
(1)	Includes the settlement of contingent consideration related to prior acquisitions.

Regulatory capital and leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2021 Apr. 30	2020 Oct. 31
Common Equity Tier 1 (CET1) capital (1)		$31,915	$30,876
Tier 1 capital	A	35,759	34,775
Total capital		41,826	40,969

Total risk-weighted assets (RWA)		257,997	254,871

CET1 ratio		12.4%	12.1%
Tier 1 capital ratio		13.9%	13.6%
Total capital ratio		16.2%	16.1%
Leverage ratio exposure (2)	B	$767,391	$741,760
Leverage ratio	A/B	4.7%	4.7%
(1)

Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until fiscal 2022.

(2)

Includes the impact of regulatory flexibility provided by OSFI in respect of exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets. The treatment specified by OSFI permits these items to be excluded from the leverage ratio exposure measure.

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the Basel Committee on Banking Supervision.

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also currently expects D-SIBs to hold a 1.0% Domestic Stability Buffer (DSB). This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 9.0%, 10.5%, and 12.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

During the quarter ended April 30, 2021, we have complied with OSFI’s regulatory capital requirements.

Note 10.    Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	For the three months ended						For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$70	$71	$70	$2	$2	$4	$141	$138	$4	$7
Past service cost (1)	–	–	–	–	–	–	–	(32)	–	(1)
Net interest (income) expense	(4)	(4)	(2)	4	4	5	(8)	(5)	8	10
Special termination benefits (1)	–	–	–	–	–	–	–	9	–	–
Plan administration costs	2	2	2	–	–	–	4	4	–	–
Net defined benefit plan expense recognized in net income	$68	$69	$70	$6	$6	$9	$137	$114	$12	$16
(1)	Includes amounts related to the restructuring recognized in 2020.

CIBC SECOND QUARTER 2021	61

Defined contribution plan expense

	For the three months ended			For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Defined contribution pension plans	$13	$11	$8	$24	$17
Government pension plans (1)	38	36	37	74	72
Total defined contribution plan expense	$51	$47	$45	$98	$89
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans(1)

	For the three months ended						For the six months ended
$ millions	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$674	$60	$487	$37	$3	$30	$734	$59	$40	$1
Net actuarial gains (losses) on plan assets	(267)	207	(178)	–	–	–	(60)	137	–	–
Changes in asset ceiling excluding interest income	–	–	(3)	–	–	–	–	(2)	–	–
Net remeasurement gains (losses) recognized in OCI	$407	$267	$306	$37	$3	$30	$674	$194	$40	$1
(1)

The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 11.    Income taxes

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

Dividend Received Deduction

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In addition, the CRA has proposed to reassess $305 million for 2016. The dividends that were subject to the reassessments and proposed reassessment for 2016 are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Note 12.    Earnings per share

	For the three months ended			For the six months ended
$ millions, except number of shares and per share amounts	2021 Apr. 30	2021 Jan. 31	2020 Apr. 30	2021 Apr. 30	2020 Apr. 30
Basic earnings per share
Net income attributable to equity shareholders	$1,647	$1,621	$400	$3,268	$1,605
Less: Preferred share dividends and distributions on other equity instruments	51	30	30	81	61
Net income attributable to common shareholders	$1,596	$1,591	$370	$3,187	$1,544
Weighted-average common shares outstanding (thousands)	448,455	447,281	444,739	447,859	444,997
Basic earnings per share	$3.56	$3.56	$0.83	$7.12	$3.47
Diluted earnings per share
Net income attributable to common shareholders	$1,596	$1,591	$370	$3,187	$1,544
Weighted-average common shares outstanding (thousands)	448,455	447,281	444,739	447,859	444,997
Add: Stock options potentially exercisable (1) (thousands)	796	502	302	628	439
Add: Equity-settled consideration (thousands)	94	146	147	134	174
Weighted-average diluted common shares outstanding (thousands)	449,345	447,929	445,188	448,621	445,610
Diluted earnings per share	$3.55	$3.55	$0.83	$7.10	$3.46
(1)

Excludes average options outstanding of nil (January 31, 2021: 3,840,348; April 30, 2020: 4,839,980) with a weighted-average exercise price of nil (January 31, 2021: $112.71; April 30, 2020: $108.08) for the quarter ended April 30, 2021, and average options outstanding of 737,167 (April 30, 2020: 3,681,010) with a weighted-average price of $120.02 (April 30, 2020: $111.56) for the six months ended April 30, 2021, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

62	CIBC SECOND QUARTER 2021

Note 13.    Contingent liabilities and provisions

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 22 to the consolidated financial statements included in our 2020 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at April 30, 2021. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at April 30, 2021, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2020 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2020 annual consolidated financial statements:

•

Credit card class actions – Interchange fees litigation: Five of the seven actions have been settled subject to court approval and the remaining two actions will be stayed. CIBC will contribute towards a proposed settlement.

•

Pilon v. Amex Bank of Canada, et al.: The plaintiff’s appeal of the decision denying certification was heard in February 2021. In March 2021, the court dismissed the plaintiff’s appeal. In May 2021, the plaintiff filed a motion seeking leave to appeal to the Supreme Court of Canada.

•

Simplii privacy class actions: The Bannister and Steinman actions have been settled subject to court approval. Pursuant to the proposed settlement, CIBC will pay $2 million to settle these actions. In April 2021, the court approved the proposed settlement.

•	Order Execution Only class actions: The certification motion in Frayce is scheduled for August 2022, and the Michaud action has been stayed.
•	Pope v. CIBC and CIBC Trust: In December 2020, CIBC Asset Management Inc. was added as a defendant. The certification motion is scheduled for August 2021.
•	Fresco v. Canadian Imperial Bank of Commerce: The Court of Appeal hearing is scheduled for September 2021.
•

Salko v. CIBC Investor Services Inc. et al: In March 2021, a proposed class action was commenced in Quebec against CIBC Investor Services Inc. and several other financial institutions. The plaintiff subsequently added CIBC World Markets Inc. and additional financial institutions as defendants. The action seeks the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members and concealed by the defendants, as well as exemplary and punitive damages. The plaintiff seeks reimbursement of fees charged to clients since March 15, 2018, as well as punitive damages in the amount of 5% of the total sum of fees charged to class members, plus interest.

•

The RRSP of J.T.G v. Her Majesty The Queen: CIBC Trust Corporation is the trustee of a self-directed RRSP that has been the subject of proceedings in the Tax Court of Canada. The proceedings arise from appeals of tax assessments made by the Minister of National Revenue against the RRSP for the 2004 to 2009 taxation years under Parts I and XI.1 of the Income Tax Act (Canada). At the time they were made in March 2013, the Part I assessment amounted to approximately $139 million and the Part XI.1 reassessment totalled approximately $144 million, in each case including all taxes, penalties and interest. In April 2021, the Tax Court of Canada released a decision allowing the appeal in part of the assessment under Part I and dismissing the appeal of the reassessment under Part XI.1. The RRSP has appealed this decision to the Federal Court of Appeal. To the extent there is a shortfall in the RRSP’s ability to satisfy any of the Part XI.1 reassessment that may be upheld by the courts, CIBC Trust may be liable to pay a portion of that reassessment.

Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2020 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2020 annual consolidated financial statements.

CIBC SECOND QUARTER 2021	63

Note 14.    Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

	For the three months ended						For the six months ended
$ millions	2021 Apr. 30		2021 Jan. 31		2020 Apr. 30		2021 Apr. 30		2020 Apr. 30
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)	$3,098	$703	$3,256	$814	$3,998	$1,858	$6,354	$1,517	$8,433	$4,184
Debt securities measured at FVOCI (1)	83	n/a	98	n/a	206	n/a	181	n/a	446	n/a
Other (2)	392	123	417	118	498	82	809	241	1,005	177
Total	$3,573	$826	$3,771	$932	$4,702	$1,940	$7,344	$1,758	$9,884	$4,361
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

Note 15.    Segmented information

CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through banking centre, digital, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth individuals and families.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digitally-enabled capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Changes made to our business segments

The following changes were made in the first quarter of 2021:

•

Simplii Financial and CIBC Investor’s Edge, previously reported in Canadian Personal and Business Banking, are now part of the newly-created Direct Financial Services line of business in Capital Markets, along with certain other direct payment services that were previously in Capital Markets. This change was made to align with the mandates of the relevant SBUs.

•

The financial results associated with U.S. treasury activities in U.S. Commercial Banking and Wealth Management are now included within Treasury in Corporate and Other. In addition, the transfer pricing methodology between U.S. Commercial Banking and Wealth Management and Treasury in Corporate and Other has been enhanced. Both changes align the treatment of U.S. Commercial Banking and Wealth Management with our other SBUs, and allow for better management of interest rate and liquidity risks.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

64	CIBC SECOND QUARTER 2021

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2021	Net interest income (1)	$1,425	$305	$351	$662	$4	$2,747
Apr. 30	Non-interest income (2)	516	830	181	532	126	2,185
	Total revenue (1)	1,941	1,135	532	1,194	130	4,932
	Provision for (reversal of) credit losses	65	(18)	(12)	(11)	8	32
	Amortization and impairment (3)	53	7	27	3	159	249
	Other non-interest expenses	1,005	601	244	535	122	2,507
	Income (loss) before income taxes	818	545	273	667	(159)	2,144
	Income taxes (1)	215	146	57	172	(97)	493
	Net income (loss)	$603	$399	$216	$495	$(62)	$1,651
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$4	$4
	Equity shareholders	603	399	216	495	(66)	1,647
	Average assets (4)	$266,763	$67,969	$46,364	$250,627	$163,650	$795,373
2021	Net interest income (1)	$1,483	$298	$374	$682	$2	$2,839
Jan. 31	Non-interest income (2)	542	790	187	492	113	2,124
	Total revenue (1)	2,025	1,088	561	1,174	115	4,963
	Provision for credit losses	54	33	45	5	10	147
	Amortization and impairment (3)	53	7	28	2	147	237
	Other non-interest expenses	1,033	565	252	520	119	2,489
	Income (loss) before income taxes	885	483	236	647	(161)	2,090
	Income taxes (1)	233	129	48	154	(99)	465
	Net income (loss)	$652	$354	$188	$493	$(62)	$1,625
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$4	$4
	Equity shareholders	652	354	188	493	(66)	1,621
	Average assets (4)	$261,542	$65,774	$47,501	$250,418	$174,713	$799,948
2020	Net interest income (1)	$1,432	$321	$370	$568	$71	$2,762
Apr. 30 (5)	Non-interest income (2)	504	704	141	399	68	1,816
	Total revenue (1)	1,936	1,025	511	967	139	4,578
	Provision for credit losses	640	186	230	236	120	1,412
	Amortization and impairment (3)	57	7	34	2	180	280
	Other non-interest expenses	1,017	552	257	490	108	2,424
	Income (loss) before income taxes	222	280	(10)	239	(269)	462
	Income taxes (1)	59	74	(25)	62	(100)	70
	Net income (loss)	$163	$206	$15	$177	$(169)	$392
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$(8)	$(8)
	Equity shareholders	163	206	15	177	(161)	400
	Average assets (4)	$251,898	$66,931	$49,182	$235,064	$122,626	$725,701
(1)

Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $51 million for the three months ended April 30, 2021 (January 31, 2021: $54 million; April 30, 2020: $46 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)

Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets. The three months ended April 30, 2020 includes goodwill impairment.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

$ millions, for the six months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2021	Net interest income (1)	$2,908	$603	$725	$1,344	$6	$5,586
Apr. 30	Non-interest income (2)	1,058	1,620	368	1,024	239	4,309
	Total revenue (1)	3,966	2,223	1,093	2,368	245	9,895
	Provision for (reversal of) credit losses	119	15	33	(6)	18	179
	Amortization and impairment (3)	106	14	55	5	306	486
	Other non-interest expenses	2,038	1,166	496	1,055	241	4,996
	Income (loss) before income taxes	1,703	1,028	509	1,314	(320)	4,234
	Income taxes (1)	448	275	105	326	(196)	958
	Net income (loss)	$1,255	$753	$404	$988	$(124)	$3,276
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	1,255	753	404	988	(132)	3,268
	Average assets (4)	$264,109	$66,853	$46,942	$250,521	$169,273	$797,698
2020	Net interest income (1)	$2,937	$636	$712	$1,066	$172	$5,523
Apr. 30 (5)	Non-interest income (2)	1,078	1,444	300	907	181	3,910
	Total revenue (1)	4,015	2,080	1,012	1,973	353	9,433
	Provision for credit losses	851	221	245	230	126	1,673
	Amortization and impairment (3)	114	14	66	5	327	526
	Other non-interest expenses	2,046	1,106	523	979	589	5,243
	Income (loss) before income taxes	1,004	739	178	759	(689)	1,991
	Income taxes (1)	266	197	(2)	204	(278)	387
	Net income (loss)	$738	$542	$180	$555	$(411)	$1,604
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$(1)	$(1)
	Equity shareholders	738	542	180	555	(410)	1,605
	Average assets (4)	$251,745	$66,085	$46,972	$223,998	$113,562	$702,362
(1)

Capital Markets net interest income and income taxes includes a TEB adjustment of $105 million, for the six months ended April 30, 2021 (April 30, 2020: $95 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)

Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets. The six months ended April 30, 2020 includes goodwill impairment.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

CIBC SECOND QUARTER 2021	65

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-813-3743, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 27, 2021 at 7:30 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8335491#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 7008374#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) June 20, 2021. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 1725009#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 8504384#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 27, 2021 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 7, 2022.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Bail-in Debt: Information on CIBC’s bail-in debt and TLAC instruments may be found at www.cibc.com; About CIBC; Investor Relations; Debt Information; Bail-in Debt.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@astfinancial.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact AST Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by e-mail at inquiries@astfinancial.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Feb. 1/21	$109.86

Mar. 1/21	$116.97

Apr. 1/21	$124.82

Apr. 28/21		$126.02

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada

www.cibc.com